Exhibit 99.4

WWW.GOV.BC.CA/FIN

BRITISH COLUMBIA

StrongerBC *for everyone*

SECOND QUARTERLY REPORT
NOVEMBER 2023

SECOND QUARTERLY REPORT

2023/24 FINANCIAL UPDATE,
ECONOMIC OUTLOOK
&
SIX MONTH FINANCIAL RESULTS
APRIL - SEPTEMBER 2023

British Columbia Cataloguing in Publication Data

British Columbia. Ministry of Finance.

Quarterly report on the economy, fiscal situation and Crown corporations. — ongoing—

Quarterly.

Title on cover: Quarterly report.

Continues: British Columbia. Ministry of Finance.

Quarterly financial report. ISSN 0833-1375.

ISSN 1192-2176 — Quarterly Report on the economy, fiscal situation and Crown corporations.

1. Finance, Public — British Columbia — Accounting — Periodicals. 2. British Columbia — Economic conditions — 1945—             — Periodicals.*

3. Corporations, Government — British Columbia — Accounting — Periodicals. I. Title.

HJ13.B77     354.711'007231'05

2023/24 SECOND QUARTERLY REPORT NOVEMBER 28, 2023	| TABLE OF CONTENTS

Part One — Updated Financial Forecast

Introduction		3

Revenue		5

Expense		8
Consolidated Revenue Fund (CRF) Spending		8
Service Delivery Agency Spending		9

Full-Time Equivalents for the BC Public Service		9

Provincial Capital Spending		10
Projects Over $50 Million		10

Provincial Debt		12

Risks to the Fiscal Forecast		14

Supplementary Schedules		15

Tables:
1.1	Forecast Update	3
1.2	Financial Forecast Changes	4
1.3	Comparison of Major Factors Underlying Revenue	6
1.4	Pandemic Recovery Contingencies	9
1.5	Capital Spending Update	10
1.6	Provincial Debt Update	12
1.7	Operating Statement	15
1.8	Revenue by Source	16
1.9	Expense by Ministry, Program and Agency	17
1.10	Expense by Function	18
1.11	Capital Spending	19
1.12	Capital Expenditure Projects Greater Than $50 million	20
1.13	Provincial Debt	24
1.14	Statement of Financial Position	25
1.15	Material Assumptions – Revenue	26
1.16	Material Assumptions – Expense	31
1.17	Full-Time Equivalents (FTEs)	34

Second Quarterly Report 2023/24	| i

Table Of Contents

Part Two — Economic Review and Outlook

Summary		35

British Columbia Economic Activity and Outlook		36
Labour Market		37
Consumer Spending and Inflation		38
Housing		40
Business and Government		43
External Trade and Commodity Markets		44
Demographics		45

Risks to the Economic Outlook		46

External Outlook		46
United States		46
Canada		49
Asia		51
Europe		51

Financial Markets		52
Interest Rates		52
Exchange Rate		54

Tables:
2.1	British Columbia Economic Indicators	36
2.2	U.S. Real GDP Forecast: Consensus versus B.C. Ministry of Finance	48
2.3	Canadian Real GDP Forecast: Consensus versus B.C. Ministry of Finance	50
2.4	Private Sector Canadian Interest Rate Forecasts	53
2.5	Private Sector Exchange Rate Forecasts	54
2.6.1	Gross Domestic Product (GDP): British Columbia	55
2.6.2	Selected Nominal Income and Other Indicators: British Columbia	56
2.6.3	Labour Market Indicators: British Columbia	56
2.6.4	Major Economic Assumptions	57

Topic Box:
Provincial Economic Accounts Update		59

ii |	Second Quarterly Report 2023/24

PART 1 | UPDATED FINANCIAL FORECAST

Introduction

Table 1.1 2023/24 Forecast Update

($ millions)	Budget 2023	First Quarterly Report	Second Quarterly Report
Revenue	77,690	76,228	77,663
Expense	(80,206)	(81,202)	(81,520)
Pandemic Recovery Contingencies	(1,000)	(1,000)	(1,000)
Forecast allowance	(700)	(700)	(700)
Deficit	(4,216)	(6,674)	(5,557)
Capital Spending:
Taxpayer-supported capital spending	11,813	12,180	11,171
Self-supported capital spending	4,027	4,073	4,055
	15,840	16,253	15,226
Provincial Debt:
Taxpayer-supported debt	75,617	70,772	69,301
Self-supported debt	31,607	31,562	31,603
Total debt (including forecast allowance)	107,924	103,034	101,604
Taxpayer-supported debt-to-GDP ratio	18.9%	17.6%	17.0%
Taxpayer-supported debt-to-revenue ratio	100.1%	95.5%	91.6%

The Second Quarterly Report shows an improvement to the 2023/24 deficit forecast from $6.7 billion to $5.6 billion. The lower deficit forecast is mainly from income tax projections based on updated 2022 income tax assessment information from the Canada Revenue Agency, and expected federal government contributions towards the spending related to the recent wildfires.

Income tax revenue forecasts are based on delayed information from tax returns that are filed and assessed after a year has ended. These forecasts have been subject to higher than normal adjustments in an environment of uncertainties such as inflation, high interest rates, effects of the pandemic, and global developments. In September, the Province's projections for personal and corporate income tax revenue were revised downwards based on the preliminary 2022 tax assessment results, and the latest data shows more positive results.

Details of the revenue and expense forecast changes are shown in Table 1.2 and Chart 1.1.

(continued on page 5)

Second Quarterly Report 2023/24	| 3

Updated Financial Forecast

Table 1.2 2023/24 Financial Forecast Changes
	($ millions)
2023/24 deficit at Budget 2023 (February 28, 2023)	(4,216)		(4,216)
2023/24 deficit at the First Quarterly Report (September 27, 2023)		(6,674)

	Q1	Q2	Total
	Update	Update	Changes
Revenue[1] changes:
Personal income tax – changes based on preliminary 2022 tax assessment and improvement in 2023 household income	(522)	551	29
Corporate income tax – gain in prior-year settlement payment, and increase in instalments reflecting revised outlook of 2023 national corporate taxable income	99	579	678
Provincial sales tax – higher 2022/23 carry forward and year-to-date sales activity	175	-	175
Property transfer tax – due to higher than expected sales results	151	-	151
Carbon tax – lower sales volume in most fuel types reflecting prior year and year-to-date results	(111)	(50)	(161)
Tobacco tax – reflecting lower prior year and year-to-date sales results	(45)	-	(45)
Other taxation sources – mainly reflecting the impacts of the 2022/23 year-end and year-to-date results	122	(12)	110
Natural gas royalties – changes in prices, volumes and utilization of royalty and infrastructure programs/credits, lower natural gas liquids royalties	(1,179)	61	(1,118)
Mining – lower production and changes in coal and copper prices	(174)	(35)	(209)
Electricity sales under the Columbia River Treaty – lower Mid-C electricity prices	(44)	(12)	(56)
Forests – mainly changes in stumpage rates and lower harvest volumes	40	(94)	(54)
Other natural resources – mainly changes in water rental revenues, lower petroleum royalties and rental tenure revenue	(23)	(1)	(24)
Fees, licences, investment earnings and miscellaneous revenue:
Post-secondary institutions	36	157	193
Other sources – mainly lower vote recoveries related to interest from agencies	111	(100)	11
Canada health and social transfers – mainly higher B.C. share of national population	282	134	416
Other federal government transfers – mainly changes in claims under the Disaster Financial Assistance Arrangements. Addition of 2023 wildfire claims offset by lower 2021 rainstorm claims	(383)	260	(123)
Commercial Crown corporation net income	3	(3)	-
Total revenue changes	(1,462)	1,435	(27)

Less: expense[1] increases (decreases):
Consolidated Revenue Fund changes:
Statutory spending:
Fire management costs	762	20	782
Housing Priority Initiatives Special Account	104	-	104
Other statutory spending	17	16	33
Refundable tax credits – mainly reflects preliminary 2022 tax assessment information	(81)	(44)	(125)
Other expense changes – mainly higher interest costs	91	98	189
Spending recovered from external parties	(73)	130	57
Changes in spending profile of service delivery agencies:
School districts	177	-	177
Universities	165	93	258
Colleges and institutes	152	30	182
Health authorities and hospital societies	1,170	1,450	2,620
Other service delivery agencies[2]	455	(28)	427
(Increase) decrease in transfers to service delivery agencies - accounting elimination	(1,943)	(1,447)	(3,390)
Total expense changes	996	318	1,314
Total changes	(2,458)	1,117	(1,341)
2023/24 deficit at the First Quarterly Report	(6,674)
2023/24 deficit at the Second Quarterly Report		(5,557)	(5,557)

1 Detailed descriptions of changes are provided in the revenue and expense sections of this report.

2 Includes BC Transportation Financing Authority, BC Transit, BC Housing Management Commission, Community Living BC, and other entities.

4 |	Second Quarterly Report 2023/24

Updated Financial Forecast

Projected taxpayer-supported capital spending in 2023/24 is $11.2 billion, which is $1.0 billion lower than the First Quarterly Report, mainly due to timing of projects in the transportation sector. The self-supported capital spending forecast is $4.1 billion, with minimal changes from the First Quarterly Report.

As a result of higher revenues and lower capital spending forecast, taxpayer-supported debt at the end of 2023/24 is forecast at $69.3 billion, lower by $1.5 billion compared to the First Quarterly Report. The lower debt balance results in improved debt metrics, with B.C.'s taxpayer-supported debt-to-GDP ratio now forecast to be 17.0 per cent, and debt-to-revenue at 91.6 per cent.

Chart 1.1 2023/24 Deficit – Major Changes from the First Quarterly Report

Improvement of $1.1 billion

$ millions

Revenue

Revenue for 2023/24 is forecast to be $77.7 billion — $1.4 billion higher than the projection in the First Quarterly Report. The forecast for taxation revenues has increased by $1.1 billion, reflecting higher than expected 2022 income tax assessments and improved household income and wages growth. The remaining $300 million increase to revenue mainly reflects higher federal funding for wildfire spending under the Disaster Financial Assistance Arrangements, and increased Canada health and social transfers.

Detailed revenue projections are disclosed in Table 1.8, and key assumptions and sensitivities relating to revenue are provided in Table 1.15. An analysis on historical volatility of major economic drivers of revenue can be found in the 2023 British Columbia Financial and Economic Review (pages 17-18).

Second Quarterly Report 2023/24	| 5

Updated Financial Forecast

Table 1.3 Comparison of Major Factors Underlying Revenue

Calendar Year	Second Quarterly Report			First Quarterly Report
Per cent growth unless otherwise indicated	2022	2023	2024	2022	2023	2024
Real GDP	3.8	1.0	0.7	3.3	1.2	0.8
Nominal GDP	11.0	3.1	3.5	11.7	2.9	3.3
Household income	6.8	6.7	4.2	6.7	6.3	4.2
Wages and salaries	9.7	6.2	5.2	10.7	5.9	5.1
Corporations net operating surplus	9.3	-12.3	-6.6	20.8	-11.8	-9.1
Employment	3.2	1.4	0.6	3.2	1.1	0.8
Consumer expenditures on durable goods	2.2	2.1	0.6	-2.6	2.0	0.8
Consumer expenditures on goods and services	9.8	5.2	4.9	10.4	6.4	4.7
Business investment	7.9	4.8	4.6	12.7	4.0	4.8
Residential investment	1.0	5.2	3.7	8.6	3.3	3.5
Retail sales	3.1	0.7	2.2	3.1	2.4	2.5
Consumer Price Index	6.9	4.0	2.7	6.9	3.9	2.5
Residential sales value	-30.2	-9.5	11.8	-30.4	-11.6	16.9
B.C. Housing starts	-1.9	1.4	-9.3	-1.9	0.0	-9.8
U.S. Housing starts	-3.0	-10.5	-1.4	-3.0	-11.1	-2.5
SPF 2x4 price ($US/thousand board feet)	$814	$400	$450	$814	$400	$450
Exchange rate (US cents/Canadian dollar)	76.8	74.2	74.9	76.8	74.7	75.8

Fiscal Year	2022/23	2023/24	2024/25	2022/23	2023/24	2024/25
Natural gas price ($Cdn/GJ at plant inlet)	$4.09	$1.40	$1.97	$4.09	$1.29	$2.03
Bonus bid average bid price per hectare ($)	$0	$200	$200	$0	$200	$200
Electricity price ($US/mega-watt hour, Mid-C)	$85	$89	$92	$85	$93	$90
Metallurgical coal price ($US/tonne, fob Australia)	$322	$249	$223	$322	$248	$222
Copper price ($US/lb)	$3.87	$3.80	$3.90	$3.87	$3.82	$3.96
Average stumpage rates ($Cdn/cubic metre)	$38.05	$18.45	$18.92	$38.05	$19.04	$19.42
Crown harvest volumes (million cubic metres)	37.2	34.0	34.0	37.2	38.0	38.0

The major changes from the First Quarterly Report forecast include the following:

Income Tax Revenues

The personal income tax revenue forecast is up $551 million due to stronger 2022 preliminary tax assessment information, and slightly improved 2023 household income. The forecast reflects a prior year impact of $352 million and a $199 million on-going base effect.

Corporate income tax revenue is up $579 million mainly reflecting stronger preliminary assessments of the 2022 corporate income tax results. The forecast includes a higher prior year settlement payment of $414 million and an improvement of $165 million in advance instalment payments from the federal government.

Other Tax Revenues

Carbon tax revenues are down $50 million due to the impacts of lower year-to-date sales volumes on major fuel types.

Fuel tax revenues are down $12 million due to the impact of lower year-to-date sales volumes.

6 |	Second Quarterly Report 2023/24

Updated Financial Forecast

Natural Resource Revenue

Revenue from natural gas royalties is up $61 million mainly due to higher natural gas prices and increased production volumes, partially offset by increased utilization of royalty program credits. The updated natural gas price forecast is $1.40 ($Cdn/gigajoule, plant inlet), up from the First Quarterly Report estimate ($1.29). Prices remain significantly lower than the Budget 2023 forecast of $3.04.

Revenue from coal, metals, minerals and other mining-related sources is down $35 million mainly due to lower coal production volume and year-to-date mineral tax instalment payments.

Forest revenue is down $94 million mainly due to lower harvest volumes which have resulted in lower BC Timber Sales and timber tenures stumpage revenue. Harvest volumes of Crown land timber are forecast to be 34 million cubic metres, down 4 million cubic metres from the First Quarterly Report. Total stumpage rates are forecast to be $18.45 Cdn/cubic metre in 2023/24, down from the First Quarterly Report estimate ($19.04).

Revenue from other natural resources is down $13 million mainly due to lower revenue from electricity sales under the Columbia River Treaty reflecting lower Mid-Columbia electricity prices. Mid-Columbia electricity prices are forecast to be $89.30 ($US/mega-watt hours) in 2023/24, down from the First Quarterly Report estimate ($92.90).

Other Revenue

Other revenue consists of revenue from fees, licences, investment earnings and miscellaneous sources. These revenue sources are now expected to total $10.7 billion, up $57 million from the First Quarterly Report. The updated forecast for fee revenues totals $5.3 billion, up $44 million mainly due to higher projections from health authorities. The revised forecast for investment earnings is $1.3 billion, down $103 million mainly due to lower interest recoveries from agencies to reflect the adoption of changes in accounting standards related to financial instruments, as well as lower expected investment incomes for universities. The lower vote recovery funding has an equal and offsetting expense decrease. The miscellaneous revenue outlook of $4.1 billion is up $116 million mainly due to increased projections from universities.

Federal Government Transfers

Federal government contributions are expected to be $13.9 billion, up $394 million.

Canada health and social transfers have increased by $134 million mainly due to an improved B.C. share of the national population, reflecting the most recent analysis of 2021 census population data. The changes to the estimates include $55 million related to the 2022/23 fiscal year and $79 million related to 2023/24.

Second Quarterly Report 2023/24	| 7

Updated Financial Forecast

Other federal government contributions are up $260 million mainly reflecting higher funding in support of Disaster Financial Assistance Arrangements consistent with spending forecasts, and higher transfers for the SUCH1 sector entities. Funding in support of Disaster Financial Assistance Arrangements increased $237 million reflecting $358 million funding for 2023 wildfires, partly offset by revised spending forecasts for other events.

Commercial Crown Corporations

The BC Lottery Corporation's net income2 forecast is $14 million lower due to reduced revenue from online gaming and casino revenue. This is partly offset by higher net income of the Liquor Distribution Branch.

Expense

The Second Quarterly Report expense forecast for 2023/24 is $318 million higher than the First Quarterly Report mainly due to higher spending recovered from external revenues, increased debt servicing costs and higher net spending by service delivery agencies.

Consolidated Revenue Fund (CRF) Spending

Total statutory spending is projected to be mainly unchanged since the First Quarterly Report due to the following updates:

•	$20 million higher for fire management costs - total spending forecast remains at historic high of $986 million;

•	$16 million increase in various other statutory spending; offset by

•	$44 million lower refundable tax credits.

Other changes in CRF spending are mainly due to $100 million higher debt servicing costs as a result of higher interest rates.

Contingencies

Budget 2023 includes a Contingencies vote of $5.5 billion in 2023/24, with $1.0 billion in the Pandemic Recovery sub-vote, $2.2 billion allocated to Shared Recovery Mandate, and $2.3 billion allocated to General Programs, CleanBC and Climate & Emergency Response. Contingencies help fund unexpected costs such as flood recovery, increased costs for government services, and emerging priorities. These total allocations remain unchanged in the Second Quarterly Report.

[1]	SUCH: School districts, universities, colleges and institutes, and health organizations.
[2]	Net of payments to the federal government and payments to the BC First Nations Gaming Revenue Sharing Limited Partnership in accordance with section 14.3 of the Gaming Control Act (B. C.).

8 |	Second Quarterly Report 2023/24

Updated Financial Forecast

Table 1.4 provides a forecast on the notional allocations of the Province's pandemic measures as of September 30, 2023.

Table 1.4 2023/24 Pandemic Recovery Contingencies

	Updated Forecast
$ millions	Q1	Q2
Initiative
Health COVID-19 Management	875	875
Supports for Vulnerable Populations	20	20
Tourism Initiative Envelope	20	20
Unallocated: available for additional health or recovery measures	85	85
Total	1,000	1,000

Spending Recovered from External Revenues

Expenses funded by third parties are forecast to increase by $130 million. This is mainly due to transfers to First Nations as part of natural resources revenue-sharing agreements, partly offset by lower interest expense recoveries from commercial Crown corporations.

Operating Transfers to Service Delivery Agencies

Operating transfers to service delivery agencies are forecast to be $1.4 billion higher than the First Quarterly Report mainly due to higher allocations to health organizations. These additional transfers generally do not represent incremental government spending; they are reallocations of ministries' existing budgets to better reflect funding to service delivery agencies. These funding increases are related to spending forecast changes noted below.

Service Delivery Agency Spending

Service delivery agency expenses are forecast to increase by $1.5 billion in 2023/24 compared to the First Quarterly Report.

•	Post-secondary sector expenses are forecast to increase by $123 million mainly due to in-year wage ratifications, including retroactive settlements, and higher operating costs.

•	The health authority and hospital society expense forecast increased by $1.4 billion to fully reflect salary increases under the Shared Recovery Mandate, expected pandemic related costs, and increased spending to improve health care services.

•	Other service delivery agency spending is forecast to be $28 million lower due to various updates across a number of agencies.

Detailed expense projections are in Table 1.9. Key spending assumptions and sensitivities are provided in Table 1.16.

Full-Time Equivalents for the BC Public Service

The projection of full-time equivalent (FTE) staff utilization for 2023/24 is 36,200, an increase of 700 FTEs since the First Quarterly Report. These FTEs reflect the response to a significant wildfire season. The growth is also related to continued implementation of key government priorities (such as natural resource sector initiatives) and caseload driven programs such as children and family services and justice and public safety.

Second Quarterly Report 2023/24	| 9

Updated Financial Forecast

Provincial Capital Spending

Capital spending is projected to total $15.2 billion in 2023/24 — $1.0 billion lower than the forecast in the First Quarterly Report (see Tables 1.5 and 1.11).

Taxpayer-supported capital spending is projected at $11.2 billion. The $1.0 billion decrease since the First Quarterly Report is primarily due to changes in the timing of capital spending in the transportation sector.

These changes do not represent a reduction in capital spending; rather the spending has been shifted to future years within the provincial capital plan.

Table 1.5 2023/24 Capital Spending Update

	($ millions)
	Q1	Q2	Total
	Update	Update	Changes
Taxpayer-supported capital spending at Budget 2023	11,813		11,813
Taxpayer-supported capital spending at the First Quarterly Report		12,180
School districts	(29)	(36)	(65)
Post-secondary institutions	(33)	19	(14)
Health sector	288	(35)	253
Transportation sector	(3)	(909)	(912)
Social housing	133	(36)	97
Other net adjustments to capital schedules	11	(12)	(1)
Total taxpayer-supported changes	367	(1,009)	(642)
Taxpayer-supported capital spending - updated forecast	12,180	11,171	11,171
Self-supported capital spending at Budget 2023	4,027		4.027
Self-supported capital spending at the First Quarterly Report		4,073
BC Hydro	46	-	46
BC Lottery Corporation	-	(18)	(18)
Total self-supported changes	46	(18)	28
Self-supported capital spending - updated forecast	4,073	4,055	4,055
2023/24 capital spending at the First Quarterly Report	16,253
2023/24 capital spending at the Second Quarterly Report		15,226	15,226

At $4.1 billion, self-supported capital spending is $18 million lower than the First Quarterly Report, primarily due to changes in the timing of BC Lottery Corporation expenditures.

Projects Over $50 Million

Capital spending on projects greater than $50 million is presented in Table 1.12. Eight projects have been added to the table since the First Quarterly Report:

•	Nanaimo Long-Term Care ($286 million);

•	St. Paul's Hospital Clinical Support and Research Centre ($638 million);

•	University Hospital of Northern BC Redevelopment – Phase 1 (Site Preparation) ($103 million);

•	Highway 1 Corridor – Nicomen Bridge ($144 million);

•	Highway 95 Bridge Replacement ($90 million);

•	Highway 1 Fraser Valley Corridor Improvements 264th St. to Mount Lehman Rd. ($2,340 million);

10 |	Second Quarterly Report 2023/24

Updated Financial Forecast

•	Highway 1 Fraser Valley Corridor Improvements Mount Lehman Rd. to Highway 11 Site Preparation ($100 million); and

•	BC Hydro – Burrard switchyard - control building upgrade project ($57 million).

Since the First Quarterly Report, three projects have been completed and are no longer listed in the table:

•	Capilano University – New Squamish Campus;

•	BC Hydro – UBC load increase stage 2 project; and

•	BC Hydro – Mount Lehman substation upgrade project.

Changes for existing projects since the First Quarterly Report include:

•	British Columbia Institute of Technology – Student Housing project's anticipated total cost increased from $120 million to $140 million due to additional shoring costs. Internal borrowing increased from $108 million to $128 million;

•	Royal Roads University – West Shore Learning Centre project's year of completion was amended from 2024 to 2025 to align with revised project schedule;

•	Simon Fraser University – Student Housing project's anticipated total cost increased from $108 million to $111 million to reflect the final budget. Contributions from other funding sources increased by $3 million to $38 million;

•	Burnaby Hospital Redevelopment – Phase 1 project's year of completion was amended from 2027 to 2028 due to revised project scope;

•	Centre for Children and Youth Living with Health Complexity project's anticipated total cost increased from $222 million to $267 million to reflect revised project budget. Internal borrowing increased from $193 million to $224 million and contributions from other sources increased from $29 million to $43 million;

•	FW Green Long-Term Care project's name was updated to Dr. F.W. Green Memorial Home;

•	Nanaimo Regional General Hospital – ICU/HAU Redevelopment project's year of completion was amended from 2024 to 2025 to align with revised project schedule;

•	New Surrey Hospital and BC Cancer Centre project's year of completion was amended from 2027 to 2029 to align with revised project schedule. The project's anticipated total cost increased from $1.724 billion to $2.881 billion to reflect the updated post-tender budget. Internal borrowing increased from $1.664 billion to $2.816 billion and contributions from other sources increased from $60 million to $65 million;

•	Vancouver General Hospital – Operating Rooms Renewal – Phase 1 project's anticipated total cost decreased from $102 million to $101 million to reflect the final budget. Internal borrowing decreased from $35 million to $34 million;

•	West Fraser Road Realignment project's anticipated total costs decreased from $103 million to $94 million to reflect revised budget. Internal borrowing decreased from $103 million to $94 million;

•	Highway 7 Widening – 266th St. to 287th St. project's anticipated total cost increased from $106 million to $130 million to reflect revised project budget. Internal borrowing increased from $77 million to $101 million;

•	Highway 1 216th St. to 264th St. widening project's year of completion was amended from 2025 to 2026 to align with revised project schedule;

Second Quarterly Report 2023/24	| 11

Updated Financial Forecast

•	BC Hydro – 5L063 Telkwa relocation project's anticipated total cost decreased from $66 million to $53 million due to lower cost of transmission line and access road works;

•	BC Hydro – Peace Region Electricity Supply (PRES) project's financing sources were amended to recognize $58 million contribution from the Federal Government. Internal borrowing decreased from $219 million to $161 million;

•	BC Hydro – Various Sites - NERC Critical Infrastructure Protection implementation project for cyber assets anticipated total cost of $60 million decreased to $56 million due to lower contractor labour costs;

•	BC Hydro – Natal - 60-138 kV switchyard upgrade project's anticipated cost increased from $84 million to $101 million due to equipment supply challenges, higher inflation, and additional archaeological work; and

•	BC Hydro – Treaty Creek Terminal - Transmission Load Interconnection (KSM) project's anticipated year of completion was amended from 2026 to 2027 due to a change in procurement strategy, geotechnical challenges, and design changes during site preparation work.

Provincial Debt

The provincial debt, including a $700 million forecast allowance, is projected to total $101.6 billion by the end of the fiscal year — $1.4 billion lower than the forecast in the First Quarterly Report primarily due to higher revenues and lower capital spending.

Table 1.6 2023/24 Provincial Debt Update 1

	($ millions)
	Q1 Update	Q2 Update	Total Changes
Taxpayer-supported debt forecast at Budget 2023	75,617		75,617
Taxpayer-supported debt at the First Quarterly Report		70,772
Changes:
Lower debt level from 2022/23	(3,767)	-	(3,767)
Changes in operating results (before forecast allowance)	2,458	(1,117)	1,341
Non-cash items	57	(77)	(20)
Changes in cash balances [2]	(3,760)	(1,011)	(4,771)
Changes in other working capital balances [3]	(200)	1,743	1,543
Taxpayer-supported capital spending	367	(1,009)	(642)
Total taxpayer-supported changes	(4,845)	(1,471)	(6,316)
Taxpayer-supported debt - updated forecast	70,772	69,301	69,301
Self-supported debt forecast at Budget 2023	31,607		31,607
Self-supported debt at the First Quarterly Report		31,562
Changes:
Lower debt level from 2022/23	(296)	-	(296)
Changes in capital spending	46	(18)	28
Changes in internal financing	205	59	264
Total self-supported changes	(45)	41	(4)
Self-supported debt - updated forecast	31,562	31,603	31,603
Forecast allowance	700	700	700
2023/24 provincial debt forecast at the First Quarterly Report	103,034
2023/24 provincial debt forecast at the Second Quarterly Report		101,604	101,604

[1]	Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.

[2]	Reflects changes in cash balances at April 1, 2023 and includes all cash balances from the Consolidated Revenue Fund, School Districts, Universities, Colleges, Health Authorities, Hospital Societies and other taxpayer-supported agencies.

[3]	Changes in other working capital balances include changes in accounts receivables, accounts payable, accrued liabilities, deferred revenue, investments, restricted assets and other assets.

12 |	Second Quarterly Report 2023/24

Updated Financial Forecast

Taxpayer-supported debt is forecast to be $69.3 billion at the end of 2023/24 — $1.5 billion lower than the forecast in the First Quarterly Report. The reduction reflects a $1.2 billion improvement in operating results (excluding non-cash items), and $1.0 billion lower capital spending, offset by a $732 million net change of cash and other working capital balances.

The lower debt forecast has resulted in a 0.6 percentage point reduction in the taxpayer-supported debt-to-GDP ratio since the First Quarterly Report; it is now forecast to end the year at 17.0 per cent. The taxpayer-supported debt-to-revenue ratio is forecast to end the fiscal year at 91.6 per cent — 3.9 percentage points lower than forecast in the First Quarterly Report.

Self-supported debt is forecast to be $31.6 billion at the end of 2023/24, with minimal changes from the First Quarterly Report.

The forecast allowance remains unchanged at $700 million.

B.C.'s taxpayer-supported debt is expected to increase by $9.4 billion over the year. However, the Province is able to borrow at low interest rates, with debt affordability remaining at levels that are lower than they have been historically. The Province's taxpayer-supported interest bite is forecast at 3.0 cents per dollar of revenue, as shown in Chart 1.2.

Chart 1.2 Debt Affordability

Interest bite for Taxpayer-Supported Debt
(cents per dollar of revenue) 1

1 The ratio of interest costs (less sinking fund interest) to revenue. Figures include capitalized interest expense in order to provide a more comparable measure to outstanding debt.

Further details on provincial debt are shown in Table 1.13.

Total provincial debt is presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking fund investments and unamortized discounts, excludes accrued interest, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province. The reconciliation between provincial debt and the financial statement debt is shown in Table 1.14.

Second Quarterly Report 2023/24	| 13

Updated Financial Forecast

Risks to the Fiscal Forecast

The main risks to B.C.'s economic and fiscal forecast include persistent price pressures leading to higher than anticipated interest rates for longer, as well as weaker global demand. Other risks include climate change impacts, housing affordability, volatility in commodity and financial markets, and the evolution of international geopolitical conflicts.

Personal and corporate income tax assessments take over a year to finalize. For example, the 2022 tax year will not be finalized until March 2024. Property transfer tax and provincial sales tax revenues are impacted by the number of residential transactions, average home sale prices and the amount of taxable purchases of goods and services. Natural resource revenues are affected by international commodity prices, and the health of B.C.'s major trading partners. These and other factors affecting own source revenues are a source of risk and may result in changes to the current forecast.

The spending forecast contained in the fiscal plan is based on ministry and service delivery agency plans. Risks include changes in planning assumptions such as demand for government services in the health care, education, and community social services sectors, as well as costs associated with fighting forests fires and responding to floods and other natural disasters.

Capital spending may be influenced by several factors including the cost of construction materials, design development, procurement activity, weather, geotechnical conditions and interest rates. Risks associated with operating results and capital spending could also affect debt levels.

As a result of these uncertainties, the actual operating result, capital spending and debt figures may differ from the current forecast. Government will update the fiscal outlook in the third quarterly report.

The potential fiscal impacts from these risks may be partly offset by the prudence incorporated in the updated forecast, including the $5.5 billion Contingencies vote allocation and the $700 million forecast allowance.

14 |	Second Quarterly Report 2023/24

Updated Financial Forecast

Supplementary Schedules

The following tables provide the financial results for the six months ended September 30, 2023 and the 2023/24 full-year forecast.

Table 1.7 2023/24 Operating Statement

	Year-to-Date to September 30				Full Year
	2023/24			Actual	2023/24			Actual
($ millions)	Budget	Actual	Variance	2022/23 [1]	Budget	Forecast	Variance	2022/23
Revenue	38,346	38,520	174	39,635	77,690	77,663	(27)	81,536
Expense	(35,399)	(37,886)	(2,487)	(32,631)	(81,206)	(82,520)	(1,314)	(80,832)
Surplus (deficit) before forecast allowance	2,947	634	(2,313)	7,004	(3,516)	(4,857)	(1,341)	704
Forecast allowance	-	-	-	-	(700)	(700)	-	-
Surplus (deficit)	2,947	634	(2,313)	7,004	(4,216)	(5,557)	(1,341)	704
Accumulated surplus (deficit) beginning of the year before remeasurement gains and losses	8,355	2,905	(5,450)	2,211	8,355	2,905	(5,450)	2,201
Adjustments to accumulated surplus (deficit) [1]	-	903	903	645	-	-	-	-
Accumulated surplus (deficit) before remeasurement gains and losses	11,302	4,442	(6,860)	9,860	4,139	(2,652)	(6,791)	2,905
Effect of remeasurement gains and (losses)	(836)	(226)	610	(241)	(836)	(202)	634	(202)
Accumulated surplus (deficit) end of period	10,466	4,216	(6,250)	9,619	3,303	(2,854)	(6,157)	2,703

1 Restated to reflect government's current accounting policies.

Second Quarterly Report 2023/24	| 15

Updated Financial Forecast

Table 1.8 2023/24 Revenue by Source

	Year-to-Date to September 30				Full Year
	2023/24			Actual	2023/24			Actual
($ millions)	Budget	Actual	Variance	2022/23 [1]	Budget	Forecast	Variance	2022/23
Taxation
Personal income	7,884	7,628	(256)	7,594	15,953	15,982	29	17,268
Corporate income	4,614	4,482	(132)	6,392	5,938	6,616	678	9,156
Employer health	1,366	1,375	9	1,186	2,731	2,750	19	2,720
Sales [2]	5,081	5,354	273	4,901	10,187	10,362	175	9,818
Fuel	513	513	-	538	1,072	1,030	(42)	1,021
Carbon	1,301	1,211	(90)	1,016	2,811	2,650	(161)	2,161
Tobacco	320	300	(20)	355	565	520	(45)	531
Property	1,729	1,773	44	1,561	3,488	3,591	103	3,253
Property transfer	969	1,206	237	1,478	1,799	1,950	151	2,293
Insurance premium	390	404	14	353	780	810	30	804
	24,167	24,246	79	25,374	45,324	46,261	937	49,025
Natural resource
Natural gas royalties	1,008	377	(631)	1,056	2,016	898	(1,118)	2,255
Forests	358	327	(31)	916	846	792	(54)	1,887
Other natural resource revenues [3]	932	816	(116)	1,131	1,902	1,613	(289)	2,056
	2,298	1,520	(778)	3,103	4,764	3,303	(1,461)	6,198
Other revenue
Post-secondary education fees	1,054	1,098	44	1,009	2,770	2,832	62	2,651
Fees and licenses [4]	1,077	1,158	81	1,081	2,412	2,475	63	2,277
Investment earnings	741	892	151	632	1,349	1,306	(43)	1,316
Miscellaneous [5]	1,732	2,341	609	1,999	3,989	4,111	122	4,445
	4,604	5,489	885	4,721	10,520	10,724	204	10,689
Contributions from the federal government
Health and social transfers	4,485	4,760	275	4,450	8,970	9,386	416	8,769
Other federal government contributions [6]	1,425	1,052	(373)	1,145	4,623	4,500	(123)	3,757
	5,910	5,812	(98)	5,595	13,593	13,886	293	12,526
Commercial Crown corporation net income
BC Hydro	98	68	(30)	92	712	712	-	360
Liquor Distribution Branch	598	612	14	626	1,150	1,157	7	1,199
BC Lottery Corporation [7]	688	682	(6)	800	1,456	1,442	(14)	1,584
ICBC [8]	(61)	(12)	49	(770)	-	-	-	(197)
Other [9]	44	103	59	94	171	178	7	152
	1,367	1,453	86	842	3,489	3,489	-	3,098
Total revenue	38,346	38,520	174	39,635	77,690	77,663	(27)	81,536

[1]	Restated to reflect government's current accounting policies.
[2]	Includes provincial sales tax and HST/PST housing transition tax related to prior years.
[3]	Columbia River Treaty, other energy and minerals, water rental and other resources.
[4]	Healthcare-related, motor vehicle, and other fees.
[5]	Includes reimbursements for health care and other services provided to external agencies, and other recoveries.
[6]	Includes contributions for health, education, community development, housing and social service programs, and transportation projects.
[7]	Net of payments to the federal government and payments to the BC First Nations Gaming Revenue Sharing Limited Partnership in accordance with section 14.3 of the Gaming Control Act (B.C.).
[8]	2022/23 full year actual does not include non-controlling interest and will be restated in future quarterly reports to reflect the adoption of IFRS 9 and IFRS 17.
[9]	Includes Columbia Power Corporation, BC Railway Company, Columbia Basin power projects, and post-secondary institutions' self-supported subsidiaries.

16 |	Second Quarterly Report 2023/24

Updated Financial Forecast

Table 1.9 2023/24 Expense by Ministry, Program and Agency

	Year-to-Date to September 30				Full Year
	2023/24			Actual	2023/24			Actual
($ millions)	Budget	Actual	Variance	2022/23 [1]	Budget	Forecast	Variance	2022/23
Office of the Premier	8	7	(1)	7	16	16	-	14
Agriculture and Food	61	56	(5)	99	112	124	12	292
Attorney General	375	394	19	392	773	777	4	807
Children and Family Development	988	1,071	83	830	1,912	1,912	-	1,743
Citizens' Services	314	357	43	314	683	683	-	768
Education and Child Care	4,514	4,677	163	4,179	8,874	8,874	-	8,233
Emergency Management and Climate Readiness	40	65	25	165	101	101	-	821
Energy, Mines and Low Carbon Innovation	43	102	59	41	129	134	5	399
Environment and Climate Change Strategy	130	224	94	246	255	266	11	574
Finance	792	812	20	334	1,578	1,682	104	4,059
Forests	529	979	450	557	925	1,707	782	1,190
Health	13,172	14,328	1,156	12,210	28,674	28,674	-	26,385
Housing	447	438	(9)	413	897	897	-	897
Indigenous Relations and Reconciliation	63	98	35	160	188	188	-	777
Jobs, Economic Development and Innovation	48	50	2	50	113	113	-	225
Labour	10	20	10	10	21	21	-	34
Mental Health and Addictions	9	9	-	6	27	27	-	198
Municipal Affairs	250	219	(31)	271	269	269	-	1,923
Post-Secondary Education and Future Skills	1,411	1,641	230	1,309	2,770	2,770	-	2,691
Public Safety and Solicitor General	510	509	(1)	462	1,028	1,028	-	1,126
Social Development and Poverty Reduction	2,333	2,390	57	2,208	4,745	4,745	-	4,689
Tourism, Arts, Culture and Sport	105	95	(10)	113	182	182	-	427
Transportation and Infrastructure	505	505	-	479	1,021	1,021	-	2,044
Water, Land and Resource Stewardship	53	247	194	68	124	124	-	464
Total ministries and Office of the Premier	26,710	29,293	2,583	24,924	55,417	56,335	918	60,780
Management of public funds and debt	602	712	110	661	1,309	1,500	191	1,314
Contingencies - Shared Recovery Mandate	-	-	-	-	2,200	2,200	-	-
Contingencies - General programs, CleanBC and Climate & Emergency Response	-	-	-	-	2,300	2,300	-	1
Pandemic Recovery Contingencies	-	-	-	247	1,000	1,000	-	-
Funding for capital expenditures	1,279	1,071	(208)	665	4,540	4,350	(190)	2,248
Refundable tax credit transfers	1,492	1,462	(30)	1,030	3,159	3,034	(125)	3,920
Legislative Assembly and other appropriations	104	98	(6)	81	214	216	2	181
Total appropriations	30,187	32,636	2,449	27,608	70,139	70,935	796	68,444
Elimination of transactions between appropriations [2]	-	(16)	(16)	(9)	(32)	(35)	(3)	(24)
Prior year liability adjustments	-	-	-	-	-	-	-	(98)
Consolidated revenue fund expense	30,187	32,620	2,433	27,599	70,107	70,900	793	68,322
Expenses recovered from external entities	1,906	1,927	21	1,616	4,909	4,966	57	4,919
Elimination of funding provided to service delivery agencies	(19,564)	(19,518)	46	(16,842)	(41,212)	(44,412)	(3,200)	(38,236)
Total direct program spending	12,529	15,029	2,500	12,373	33,804	31,454	(2,350)	35,005
Service delivery agency expense
School districts	3,601	3,645	44	3,333	8,356	8,533	177	7,933
Universities	3,002	3,106	104	2,840	6,369	6,627	258	6,053
Colleges and institutes	767	806	39	747	1,574	1,756	182	1,591
Health authorities and hospital societies	11,628	11,702	74	10,150	22,645	25,265	2,620	22,814
Other service delivery agencies	3,872	3,598	(274)	3,188	8,458	8,885	427	7,436
Total service delivery agency expense	22,870	22,857	(13)	20,258	47,402	51,066	3,664	45,827
Total expense	35,399	37,886	2,487	32,631	81,206	82,520	1,314	80,832

[1]	Restated to reflect governments current organization and accounting policies.

[2]	Reflects payments made under an agreement where an expense from a voted appropriation is recorded as revenue by a special account.

Second Quarterly Report 2023/24	| 17

Updated Financial Forecast

Table 1.10 2023/24 Expense by Function

	Year-to-Date to September 30				Full Year
	2023/24			Actual	2023/24			Actual
($ millions)	Budget	Actual	Variance	2022/23[1]	Budget	Forecast	Variance	2022/23
Health [2]	14,379	15,833	1,454	13,301	30,927	31,120	193	30,322
Education [3]	7,898	8,183	285	7,432	17,600	17,862	262	16,991
Social services	4,431	4,461	30	3,633	9,158	9,138	(20)	9,652
Protection of persons and property	1,120	1,172	52	1,226	2,324	2,326	2	3,483
Transportation	1,209	1,115	(94)	1,054	2,616	2,660	44	3,319
Natural resources and economic development	1,925	2,771	846	1,947	4,432	5,419	987	6,284
Other	2,001	1,740	(261)	1,463	3,485	3,423	(62)	5,736
Contingencies - Shared Recovery Mandate	-	-	-	-	2,200	2,200	-	-
Contingencies - General programs, CleanBC and Climate & Emergency Response [4]	-	-	-	-	2,300	2,300	-	-
Pandemic Recovery Contingencies [4]	-	-	-	247	1,000	1,000	-	-
General government	906	1,003	97	881	1,929	1,815	(114)	2,326
Debt servicing	1,530	1,608	78	1,447	3,235	3,257	22	2,719
Total expense	35,399	37,886	2,487	32,631	81,206	82,520	1,314	80,832

[1]	Restated to reflect government's current organization and accounting policies.
[2]	Payments for healthcare services by the Ministry of Social Development and Poverty Reduction and the Ministry of Children and Family Development made on behalf of their clients are reported in the Health function.
[3]	Payments for training costs by the Ministry of Social Development and Poverty Reduction made on behalf of its clients are reported in the Education function.
[4]	Contingencies for the prior fiscal year are reported in the relevant functions; the current year forecast is not yet allocated to functions.

18 |	Second Quarterly Report 2023/24

Updated Financial Forecast

Table 1.11 2023/24 Capital Spending

	Year-to-Date to September 30				Full Year
	2023/24			Actual	2023/24			Actual
($ millions)	Budget	Actual	Variance	2022/23[1]	Budget	Forecast	Variance	2022/23
Taxpayer-supported
Education
School districts	506	393	(113)	464	1,019	954	(65)	934
Post-secondary institutions	684	558	(126)	427	1,716	1,702	(14)	1,071
Health	816	719	(97)	482	3,243	3,496	253	1,915
BC Transportation Financing Authority	2,148	1,236	(912)	992	3,947	3,043	(904)	1,823
BC Transit	144	49	(95)	62	232	224	(8)	100
Government ministries	224	199	(25)	150	701	699	(2)	470
Social housing [2]	358	323	(35)	158	808	905	97	357
Other	45	56	11	26	147	148	1	85
Total taxpayer-supported	4,925	3,533	(1,392)	2,761	11,813	11,171	(642)	6,755
Self-supported
BC Hydro	2,206	2,370	164	1,883	3,815	3,861	46	3,919
Columbia Basin power projects [3]	4	3	(1)	3	9	9	-	10
BC Railway Company	4	2	(2)	3	7	7	-	6
ICBC	36	35	(1)	24	65	65	-	41
BC Lottery Corporation [4]	39	27	(12)	21	103	85	(18)	95
Liquor Distribution Branch	13	4	(9)	5	28	28	-	16
Other [5]	-	-	-	-	-	-	-	78
Total self-supported	2,302	2,441	139	1,939	4,027	4,055	28	4,165
Total capital spending	7,227	5,974	(1,253)	4,700	15,840	15,226	(614)	10,920

[1]	Taxpayer-supported figures have been restated to reflect government's current accounting policies.

[2]	Includes BC Housing Management Commission and Provincial Rental Housing Corporation.

[3]	Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

[4]	Excludes right-of-use assets except for full year actual.

[5]	Includes post-secondary institutions' self-supported subsidiaries.

Second Quarterly Report 2023/24	| 19

Updated Financial Forecast

Table 1.12 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2023/24 First Quarterly Report released on September 27, 2023.

		Project	Estimated	Anticipated	Project Financing
($ millions)	Year of Completion	Cost to Sept. 30, 2023	Cost to Complete	Total Cost	Internal/ Borrowing	P3 Liability	Federal Gov't	Other Contrib'ns
Schools
Centennial Secondary [2]	2017	59	2	61	61	-	-	-
Grandview Heights Secondary [2]	2021	78	5	83	63	-	-	20
New Westminster Secondary [2]	2021	94	13	107	107	-	-	-
Handsworth Secondary [2]	2022	66	3	69	69	-	-	-
Pexsisen Elementary and Centre Mountain Lellum Middle [2]	2022	88	1	89	89	-	-	-
Quesnel Junior School [2]	2022	47	5	52	52	-	-	-
Stitó:s Lá:lém totí:lt Elementary Middle School [2]	2022	52	2	54	49	-	-	5
Coast Salish Elementary [3]	2023	24	19	43	38	-	-	5
Burnaby North Secondary	2024	99	9	108	99			9
Cowichan Secondary	2024	44	42	86	84	-	-	2
Eric Hamber Secondary	2024	75	31	106	94	-	-	12
Victoria High School	2024	82	18	100	97	-	-	3
North East Latimer Elementary	2025	-	52	52	52	-	-	-
Burke Mountain Secondary	2026	7	153	160	135	-	-	25
Carson Elementary	2026	-	61	61	61	-	-	-
New East Side Elementary	2026	-	59	59	59	-	-	-
New Cloverley Elementary	2026	-	64	64	61	-	-	3
Pineview Valley Elementary	2026	-	65	65	65	-	-	-
George Pringle Secondary (formerly Westside Secondary)	2027	7	99	106	103	-	-	3
La Vallée (Pemberton) Elementary	2027	-	66	66	66	-	-	-
Prince Rupert Middle	2027	-	127	127	127	-	-	-
Guildford Park Secondary	2028	-	65	65	60	-	-	5
Tamanawis Secondary	2028	-	57	57	52	-	-	5
Seismic mitigation program [4]	2030	1,426	600	2,026	2,026	-	-	-
Total schools		2,248	1,618	3,866	3,769	-	-	97
Post-secondary institutions
Simon Fraser University – Student Housing [2]	2023	110	1	111	73	-	-	38
University of Victoria – Student Housing [2]	2023	220	16	236	128	-	-	108
Capilano University – Student Housing	2024	6	52	58	41	-	-	17
Okanagan College – Student Housing	2024	25	50	75	74	-	-	1
British Columbia Institute of Technology – Student Housing	2025	45	95	140	128	-	-	12
North Island College – Student Housing	2025	8	70	78	76	-	-	2
The University of British Columbia
– School of Biomedical Engineering	2025	51	88	139	25	-	-	114
Royal Roads University – West Shore Learning Centre	2025	41	65	106	80	-	-	26
University of the Fraser Valley – Student Housing	2025	1	74	75	63	-	-	12
University of Victoria
– Engineering and Computer Science Building Expansion	2026	5	128	133	97	-	-	36
Vancouver Island University – Student Housing and Dining	2026	-	88	88	87	-	-	1
British Columbia Institute of Technology
– Trades and Technology Complex	2027	2	176	178	152	-	-	26
Douglas College – Academic and Student Housing	2027	5	288	293	203	-	-	90
Vancouver Community College
– Centre for Clean Energy & Automotive Innovation	2027	-	291	291	271	-	-	20
Total post-secondary institutions		519	1,482	2,001	1,498	-	-	503

20 |	Second Quarterly Report 2023/24

Updated Financial Forecast

Table 1.12 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2023/24 First Quarterly Report released on September 27, 2023.

		Project	Estimated	Anticipated	Project Financing
($ millions)	Year of Completion	Cost to Sept. 30, 2023	Cost to Complete	Total Cost	Internal/ Borrowing	P3 Liability	Federal Gov't	Other Contrib'ns
Health facilities
Royal Columbian Hospital Redevelopment – Phase 1 [2]	2020	247	4	251	242	-	-	9
Red Fish Healing Centre for Mental Health and Addiction - θəqiʔ ɫəwʔənəq leləm [2]	2021	129	2	131	131	-	-	-
Vancouver General Hospital – Operating Rooms Renewal – Phase 1 [2]	2021	101	-	101	34	-	-	67
Peace Arch Hospital Renewal [2]	2022	86	1	87	8	-	-	79
Penticton Regional Hospital Patient Care Tower [2]
– Direct procurement	2022	65	11	76	18	-	-	58
– P3 contract	2019	232	-	232	-	139	-	93
Dogwood Lodge Long-term Care Home Replacement	2023	61	4	65	-	-	-	65
Lions Gate Hospital – New Acute Care Facility	2024	167	143	310	144	-	-	166
Stuart Lake Hospital Replacement	2024	81	77	158	140	-	-	18
Clinical and Systems Transformation	2025	746	53	799	702	-	-	97
iHealth Project – Vancouver Island Health Authority	2025	136	19	155	55	-	-	100
Nanaimo Regional General Hospital – ICU/HAU Redevelopment	2025	33	27	60	22	-	-	38
University Hospital of Northern BC Redevelopment – Phase 1 (Site Preparation)	2025	-	103	103	62	-	-	41
Mills Memorial Hospital Replacement	2026	481	152	633	513	-	-	120
Royal Columbian Hospital Redevelopment Phases 2 & 3 [5]	2026	536	708	1,244	1,182	-	-	62
Abbotsford Long-Term Care	2027	-	211	211	157	-	-	54
Campbell River Long-Term Care	2027	-	134	134	80	-	-	54
Cowichan District Hospital Replacement	2027	138	1,308	1,446	1,148	-	-	298
Dawson Creek and District Hospital Replacement	2027	36	554	590	413	-	-	177
Delta Long-Term Care	2027	-	180	180	162	-	-	18
Nanaimo Long-Term Care	2027	-	286	286	172	-	-	114
New St. Paul's Hospital	2027	678	1,502	2,180	1,327	-	-	853
Richmond Long-Term Care	2027	-	178	178	178	-	-	-
Royal Inland Hospital Phil and Jennie Gaglardi Tower
– Direct procurement	2027	70	59	129	39	-	-	90
– P3 contract	2022	288	-	288	-	164	-	124
Western Communities Long-Term Care	2027	-	224	224	157	-	-	67
Burnaby Hospital Redevelopment – Phase 1 [6]	2028	100	583	683	633	-	-	50
Centre for Children and Youth Living with Health Complexity	2028	3	264	267	224	-	-	43
Dr. F.W. Green Memorial Home	2029	-	156	156	94	-	-	62
St. Vincent's Heather Long-Term Care	2028	2	205	207	207	-	-	-
Cariboo Memorial Hospital Redevelopment	2029	29	338	367	257	-	-	110
New Surrey Hospital and BC Cancer Centre	2029	10	2,871	2,881	2,816	-	-	65
St. Paul's Hospital Clinical Support and Research Centre	2029	-	638	638	332	-	-	306
Vancouver General Hospital – Operating Rooms Renewal – Phase 2	2029	15	317	332	312	-	-	20
Burnaby Hospital Redevelopment – Phase 2 and BC Cancer Centre	2030	-	1,731	1,731	1,703	-	-	28
Richmond Hospital Redevelopment [7]	2031	8	853	861	791	-	-	70
Total health facilities		4,478	13,896	18,374	14,455	303	-	3,616

Second Quarterly Report 2023/24	| 21

Updated Financial Forecast

Table 1.12 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2023/24 First Quarterly Report released on September 27, 2023.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Sept. 30, 2023	Complete	Cost	Borrowing	Liability	Gov't	Contrib'ns
Transportation
Highway 91 Alex Fraser Bridge Capacity Improvements [2]	2019	67	3	70	37	-	33	-
Highway 1 Illecillewaet Four-Laning and Brake Check improvements [2]	2021	74	1	75	59	-	16	-
Highway 99 10-Mile Slide [2]	2021	75	9	84	84	-	-	-
Highway 4 Kennedy Hill Safety Improvements [2]	2022	54	-	54	40		14	-
Highway 14 Corridor improvements	2023	68	9	77	48	-	29	-
Highway 1 Chase Four-Laning	2023	109	87	196	184	-	12	-
Highway 1 Salmon Arm West	2023	90	50	140	109	-	31	-
Highway 91 to Highway 17 and Deltaport Way Corridor improvements	2023	243	17	260	87	-	82	91
Kootenay Lake ferry service upgrade	2023	54	31	85	68	-	17	-
West Fraser Road Realignment	2023	66	28	94	94	-	-	-
Highway 1 Quartz Creek Bridge Replacement	2024	73	46	119	69	-	50	-
Highway 1 Ford Road to Tappen Valley Road Four-Laning	2024	51	192	243	161	-	82	-
Highway 1 Kicking Horse Canyon Phase 4 [8]	2024	540	61	601	386	-	215	-
Pattullo Bridge Replacement [9]	2024	772	605	1,377	1,076	301	-	-
Highway 5 Corridor	2024	173	177	350	350	-	-	-
Highway 1 Corridor – Falls Creek	2024	7	136	143	143	-	-	-
BC Transit Victoria HandyDART Facility	2025	32	52	84	41	-	21	22
Highway 1 Corridor – Nicomen Bridge	2025	10	134	144	144	-	-	-
Highway 7 Widening – 266th St. to 287th St.	2025	37	93	130	101	-	29	-
Highway 99 / Steveston Interchange, Transit & Cycling Improvements [10]	2025	47	90	137	137	-	-	-
Highway 17 Keating Cross Overpass	2025	17	60	77	58	-	17	2
Broadway Subway [11]	2026	1,263	1,564	2,827	1,380	450	897	100
Blackwater North Fraser Slide	2026	-	203	203	203	-	-	-
Cottonwood Hill at Highway 97 Slide	2026	-	335	335	335	-	-	-
Highway 1 216th St. to 264th St. widening	2026	68	277	345	226	-	96	23
Highway 1 Fraser Valley Corridor Improvements Mount Lehman Rd. to Highway 11 Site Preparation	2026	-	100	100	100	-	-	-
Highway 1 Selkirk	2026	5	124	129	97	-	32	-
Highway 95 Bridge Replacement	2026		90	90	61	-	29	-
Highway 1 Jumping Creek to MacDonald	2027	12	233	245	199	-	46	-
Highway 1 Goldstream Safety Improvements	2027	13	149	162	162	-		-
Belleville Terminal Replacement	2027	4	300	304	262	-	42	-
Highway 1 R.W. Bruhn Bridge	2027	40	215	255	164	-	91	-
Highway 1 Fraser Valley Corridor Improvements 264th St. to Mount Lehman Rd.	2028	37	2,303	2,340	2,340	-	-	-
Surrey Langley Skytrain Project [12]	2028	116	3,894	4,010	2,476	-	1,306	228
Fraser River Tunnel Project [10,13]	2030	69	4,079	4,148	4,148	-	-	-
Total transportation		4,286	15,747	20,033	15,629	751	3,187	466
Housing
Stanley New Fountain [2]	2023	77	1	78	9	-	-	69
13583 81st Ave [2]	2023	50	-	50	37	-	-	13
Crosstown	2024	48	24	72	61	-	-	11
58 W Hastings	2024	50	108	158	67	-	19	72
Clark & 1st Ave	2026	8	101	109	75	-	-	34
1015 Hastings St. Development	2025	16	135	151	110	-	22	19
128 to 134 East Cordova St.	2025	10	156	166	36	-	27	103
320 Hastings St. E. Redevelopment	2025	-	86	86	49	-	5	32
Total housing		259	611	870	444	-	73	353
Other taxpayer-supported
Nanaimo Correctional Centre Replacement	2024	142	39	181	181	-	-	-
Royal BC Museum – Collections and Research Building	2025	49	221	270	270	-	-	-
Total other taxpayer-supported		191	260	451	451	-	-	-
Total taxpayer-supported		11,981	33,614	45,595	36,246	1,054	3,260	5,035

22 |	Second Quarterly Report 2023/24

Updated Financial Forecast

Table 1.12 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2023/24 First Quarterly Report released on September 27, 2023.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Sept. 30, 2023	Complete	Cost	Borrowing	Liability	Gov't	Contrib'ns
Power generation and transmission
BC Hydro
– Bridge River 2 upgrade units 7 and 8 project [2]	2021	75	-	75	75	-	-	-
– LNG Canada load interconnection project [2]	2021	81	1	82	58	-	-	24
– Peace Region Electricity Supply (PRES) project [2]	2021	219	-	219	161	-	58	-
– Mica replace units 1 - 4 generator transformers project [2]	2022	76	13	89	89	-	-	-
– 5L063 Telkwa relocation project [2]	2023	50	3	53	53	-	-	-
– Various Sites - NERC Critical Infrastructure Protection implementation project for cyber assets [2]	2023	48	8	56	56	-	-	-
– Street light replacement program [2]	2023	57	18	75	75	-	-	-
– G.M. Shrum G1 to 10 control system upgrade	2023	69	6	75	75	-	-	-
– Lake Buntzen 1 Coquitlam Tunnel Gates Refurbishment project	2023	55	12	67	67	-	-	-
– Wahleach refurbish generator project	2023	54	10	64	64	-	-	-
– Capilano substation upgrade project	2024	64	23	87	87	-	-	-
– Mica modernize controls project	2024	50	6	56	56	-	-	-
– Vancouver Island radio system project	2024	45	8	53	53	-	-	-
– Natal - 60-138 kV switchyard upgrade project	2025	40	61	101	101	-	-	-
– Site C project [14]	2025	12,386	3,614	16,000	16,000	-	-	-
– Burrard switchyard - control building upgrade project	2026	2	55	57	57	-	-	-
– Sperling substation metalclad switchgear replacement project	2026	40	36	76	76	-	-	-
– Mainwaring station upgrade project	2026	19	135	154	154	-	-	-
– Treaty Creek Terminal - Transmission Load Interconnection (KSM) project	2027	36	73	109	72	-	-	37
– Kootenay Canal modernize controls project	2028	5	56	61	61	-	-	-
– Peace to Kelly Lake stations sustainment project	2028	39	305	344	344	-	-	-
– John Hart dam seismic upgrade project	2029	129	784	913	913	-	-	-
– Bridge River 1 replace units 1-4 generators / governors project	2030	15	298	313	313	-	-	-
Total power generation and transmission		13,654	5,525	19,179	19,060	-	58	61
Total self-supported		13,654	5,525	19,179	19,060	-	58	61
Total $50 million projects		25,635	39,139	64,774	55,306	1,054	3,318	5,096

[1]	Only projects that receive provincial funding and have been approved by Treasury Board and/or Crown corporation boards are included in this table. Ministry service plans may highlight projects that still require final approval. Capital costs reflect current government accounting policy.
[2]	Assets have been put into service and only trailing costs remain.
[3]	The anticipated total cost was previously reported as $52 million and has been reduced to $43 million to reflect current estimates.
[4]	The Seismic Mitigation Program consists of all spending to date on Phase 2 of the program and may include spending on projects greater than $50 million included in the table above.
[5]	The Royal Columbian Hospital new acute care tower is expected to be available to patients in 2025.
[6]	The Burnaby Hospital Hospital Phase 1 acute care tower is expected to be available to patients in 2025.
[7]	The Richmond Hospital new acute care tower is expected to be available to patients in 2028.
[8]	Kicking Horse Canyon Project costs exclude $11 million of past planning costs which are expensed.
[9]	Pattullo Bridge forecasted to open to the public in 2024 with old bridge decommissioning to follow. Forecasted amount reflects total expenditures including capitalized and expensed items.
[10]	Project is part of the Highway 99 Tunnel Program.
[11]	The Broadway Subway Project forecast and value of costs incurred to date include the City of Vancouver in-kind contribution of land rights, in keeping with the approved project budget. Under current government accounting, purchased intangible assets are given accounting recognition, and contributed intangible assets, such as land use rights or licenses are not.
[12]	Total project cost includes $3.939 billion capital costs and $0.071 billion operating costs.
[13]	The Fraser River Tunnel is forecasted to open to the public in 2030 with the removal of the existing tunnel to follow.
[14]	The approved project cost estimate is $16 billion, with a project in-service date of 2025 (first and last generating unit in-service in December 2024 and 2025, respectively). The anticipated project cost and cost to date include capital costs, charges subject to regulatory deferral and certain operating expenditures.

Second Quarterly Report 2023/24	| 23

Updated Financial Forecast

Table 1.13 2023/24 Provincial Debt 1

	Year-to-Date to September 30				Full Year
	2023/24			Actual	2023/24			Actual
($ millions)	Budget	Actual	Variance	2022/23	Budget	Forecast	Variance	2022/23
Taxpayer-supported debt
Provincial government
Operating	1,000	-	(1,000)	189	2,440	1,570	(870)	-
Capital [2]	38,550	37,965	(585)	37,212	44,089	40,736	(3,353)	36,538
Total provincial government	39,550	37,965	(1,585)	37,401	46,529	42,306	(4,223)	36,538
Taxpayer-supported entities
BC Transportation Financing Authority	20,672	20,106	(566)	17,929	23,171	22,370	(801)	18,992
Health authorities and hospital societies	2,347	2,144	(203)	1,886	2,381	2,380	(1)	1,983
Post-secondary institutions	929	909	(20)	922	952	921	(31)	910
Social housing [3]	1,444	1,076	(368)	1,051	2,227	980	(1,247)	1,241
Other	306	273	(33)	250	357	344	(13)	270
Total taxpayer-supported entities	25,698	24,508	(1,190)	22,038	29,088	26,995	(2,093)	23,396
Total taxpayer-supported debt	65,248	62,473	(2,775)	59,439	75,617	69,301	(6,316)	59,934
Self-supported debt	30,496	31,194	698	28,778	31,607	31,603	(4)	29,492
Total debt before forecast allowance	95,744	93,667	(2,077)	88,217	107,224	100,904	(6,320)	89,426
Forecast allowance	-	-	-	-	700	700	-	-
Total provincial debt	95,744	93,667	(2,077)	88,217	107,924	101,604	(6,320)	89,426

[1]	Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts . Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.
[2]	Includes debt incurred by the government to fund the building of capital assets in the education, health, social housing and other sectors.
[3]	Includes debt incurred by BC Housing Management Commission and the Provincial Rental Housing Corporation to fund investments in affordable housing through HousingHub. The debt forecast reflects projects that have been approved as of September 2023.

24 |	Second Quarterly Report 2023/24

Updated Financial Forecast

Table 1.14 2023/24 Statement of Financial Position

($ millions)	Actual March 31, 2023	Year-to-Date September 30, 2023	Forecast March 31, 2024
Financial assets:
Cash and temporary investments	8,247	5,816	1,950
Other financial assets	19,077	19,035	17,515
Sinking funds	521	511	522
Investments in commercial Crown corporations:
Retained earnings	12,634	13,074	13,410
Recoverable capital loans	28,145	29,767	30,145
Total investments in commercial Crown corporations	40,779	42,841	43,555
Total financial assets	68,624	68,203	63,542
Liabilities:
Accounts payable, accrued liabilities and others	25,402	20,776	21,804
Deferred revenue	15,005	16,377	15,727
Debt:
Taxpayer-supported debt	59,934	62,473	69,301
Self-supported debt	29,492	31,194	31,603
Forecast allowance	-	-	700
Total provincial debt	89,426	93,667	101,604
Add: debt offset by sinking funds	521	511	522
Add: foreign exchange adjustments	472	60	-
Less: guarantees and non-guaranteed debt	(1,523)	(1,633)	(1,458)
Financial statement debt	88,896	92,605	100,668
Total liabilities	129,303	129,758	138,199
Net liabilities	(60,679)	(61,555)	(74,657)
Capital and other non-financial assets:
Tangible capital assets	59,811	62,011	67,946
Other non-financial assets	3,571	3,760	3,857
Total capital and other non-financial assets	63,382	65,771	71,803
Accumulated surplus (deficit)	2,703	4,216	(2,854)

Changes in Financial Position

	Year-to-Date September 30,	Forecast March 31,
($ millions)	2023	2024
Deficit (Surplus) for the period	(634)	5,557
Changes in remeasurement (gains) losses and other adjustments	(879)	-
Decrease (Increase) in accumulated surplus	(1,513)	5,557
Capital and other non-financial asset changes:
Taxpayer-supported capital investments	3,533	11,171
Less: amortization and other accounting changes	(1,333)	(3,036)
Increase in net capital assets	2,200	8,135
Increase (decrease) in other non-financial assets	189	286
Increase in capital and other non-financial assets	2,389	8,421
Increase (decrease) in net liabilities	876	13,978
Investment and working capital changes:
Investment in commercial Crown corporations:
Increase in retained earnings	440	776
Self-supported capital investments	2,441	4,055
Less: loan repayments and other accounting changes	(819)	(2,055)
Increase in investment in commercial Crown corporations	2,062	2,776
Decrease in cash and temporary investments	(2,431)	(6,297)
Increase in other working capital	3,202	1,315
Increase (decrease) in investment and working capital	2,833	(2,206)
Increase in financial statement debt	3,709	11,772
Changes in sinking fund debt and foreign exchange adjustments	422	471
Increase (decrease) in guarantees and non-guaranteed debt	110	(65)
Increase in total provincial debt	4,241	12,178

Second Quarterly Report 2023/24	| 25

Updated Financial Forecast

Table 1.15 Material Assumptions – Revenue

Revenue Source and Assumptions ($ millions unless otherwise specified)	Budget Estimate 2023/24	First Quarter Forecast	Second Quarter Forecast	2023/24 Sensitivities
Personal income tax *	15,953	15,431	15,982
Current calendar year assumptions
Household income growth	6.1%	6.3%	6.7%	+/- 1 percentage point change in 2023 B.C. household income growth equals +/- $140 to $160 million
Employee compensation growth	6.3%	5.9%	6.2%
Tax base growth	6.0%	6.2%	5.7%
Average tax yield	6.36%	6.32%	6.36%
Current-year tax	15,528	14,924	15,094
Prior year's tax assessments	520	550	550
Unapplied taxes	100	150	150
B.C. Tax Reduction	(205)	(205)	(187)
Non-refundable B.C. tax credits	(176)	(176)	(166)
Policy neutral elasticity **	0.9	0.9	0.8	+/- 0.5 change in 2023 B.C. policy neutral elasticity equals +/- $440 to $460 million
Fiscal year assumptions
Prior-year adjustment	-	9	361

2022 Tax-year	2022 Assumptions
Household income growth	7.1%	6.7%	6.8%	+/- 1 percentage point change in 2022 B.C. household or taxable income growth equals +/- $170 to $190 million one-time effect (prior-year adjustment) and could result in an additional +/- $140 to $160 million base change in 2023/24
Tax base growth	6.2%	2.5%	3.5%
Average 2022 tax yield	6.38%	6.34%	6.40%
2022 tax	14,713	14,113	14,363
2021 & prior year's tax assessments	510	700	710
Unapplied taxes	100	150	150
B.C. Tax Reduction	(197)	(197)	(180)
Non-refundable B.C. tax credits	(176)	(176)	(151)
Policy neutral elasticity **	0.8	0.2	0.5
* Reflects information as at October 31, 2023
** Per cent growth in current year tax revenue (excluding policy measures) relative to per cent growth in household income (calendar year).
Corporate income tax *	5,938	6,037	6,616
Components of revenue (fiscal year)
Instalments – subject to general rate	6,879	5,929	6,091
Instalments – subject to small business rate	350	295	281
Non-refundable B.C. tax credits	(187)	(187)	(170)
Advance instalments	7,042	6,037	6,202
Prior-year settlement payment	(1,104)	-	414
Current calendar year assumptions
National tax base ($ billions)	547.0	488.6	476.2	+/- 1% change in the 2023 national tax base equals +/- $70 to $80 million
B.C. instalment share of national tax base	13.6%	13.4%	13.7%
Effective percentage tax rates (% general/small business)	12.0 / 2.0	12.0 / 2.0	12.0 / 2.0
Share of the B.C. tax base subject to the small business rate	23.8%	23.4%	22.4%
B.C. tax base growth (post federal measures)	-7.1%	-5.0%	-7.1%	+/- 1 percentage point change in the 2023 small business share equals -/+ $70 to $80 million
B.C. net operating surplus growth	-14.5%	-11.8%	-12.3%

2022 Tax-year	2022 Assumptions
B.C. tax base growth (post federal measures)	7.5%	1.9%	5.7%
Share of the B.C. tax base subject to small business rate	24.0%	23.6%	22.7%	+/- 1% change in the 2022 B.C. tax base equals
				+/- $60 to $80 million one-time effect (prior-year adjustment) and could result in an additional instalments payments of +/- $80 to $100 million in 2023/24
B.C. net operating surplus growth	13.5%	20.8%	9.3%
Gross 2022 tax	7,424	7,068	7,396
Prior-year settlement payment	(1,104)	-	414
Prior years losses/gains (included in above)	(200)	(100)	(50)
Non-refundable B.C. tax credits	(210)	(210)	(175)
* Reflects information as at October 31, 2023
Cash received from the federal government is used as the basis for estimating revenue. Due to lags in the federal collection and instalment systems, changes to the B.C. net operating surplus and tax base forecasts affect revenue in the succeeding year. The 2023/24 instalments from the federal government reflects two-third of payments related to the 2023 tax year (paid during Apr-July 2023 and adjusted in Sept and Dec) and one-third of 2024 payments. Instalments for the 2023 (2024) tax year are based on B.C.'s share of the national tax base for the 2022 (2023) tax year and a forecast of the 2023 (2024) national tax base. B.C.'s share of the 2021 national tax base was 13.8%, based on tax assessments as of December 31, 2022. Cash adjustments for any under/over payments from the federal government in respect of 2022 will be received/paid on March 31, 2024.

ð

26 |	Second Quarterly Report 2023/24

Updated Financial Forecast

Table 1.15 Material Assumptions – Revenue (continued)

Revenue Source and Assumptions ($ millions unless otherwise specified)	Budget Estimate 2023/24	First Quarter Forecast	Second Quarter Forecast	2023/24 Sensitivities
Employer health tax	2,731	2,750	2,750
Employee compensation growth	6.3%	5.9%	6.2%	+/- 1 percentage point change in the 2023 employee compensation growth equals up to +/-$25 million

Provincial sales tax	10,187	10,362	10,362
Provincial sales tax base growth (fiscal year)	3.2%	5.0%	4.8%	+/- 1 percentage point change in the 2023 consumer expenditure growth equals up to +/-$20 to $30 million
Calendar Year nominal expenditure
Consumer expenditures on durable goods	-3.6%	2.0%	2.1%
Consumer expenditures on goods and services	6.9%	6.4%	5.2%
Business investment	1.4%	4.0%	4.8%	+/- 1 percentage point change in the 2023 business investment growth equals up to +/- $10 to $20 million
Other	3.4%	2.6%	1.6%
Components of Provincial sales tax revenue
Consolidated Revenue Fund	10,178	10,353	10,353
BC Transportation Financing Authority	9	9	9
Fuel and carbon taxes	3,883	3,742	3,680
Calendar Year
Real GDP	0.4%	1.2%	1.0%
Gasoline volumes	0.0%	-1.0%	-1.5%
Diesel volumes	3.0%	-2.0%	-3.0%
Natural gas volumes	1.0%	-1.0%	-2.0%
Carbon tax rates (April 1)
Carbon dioxide equivalent emissions ($/tonne)	65	65	65
Natural gas (cents/gigajoule)	322.79 ¢	322.79 ¢	322.79 ¢
Gasoline (cents/litre)	14.31 ¢	14.31 ¢	14.31 ¢
Light fuel oil (cents/litre)	16.85 ¢	16.85 ¢	16.85 ¢

Components of revenue *
Consolidated Revenue Fund	582	562	550
BC Transit	18	18	18
BC Transportation Financing Authority	472	462	462
Fuel tax revenue	1,072	1,042	1,030
Carbon tax revenue	2,811	2,700	2,650
Property taxes	3,488	3,591	3,591
Calendar Year
Consumer Price Index	3.9%	3.9%	4.0%	+/-1 percentage point change in 2023 new construction & inflation growth equals up to +/- $30 million in residential property taxation revenue
Housing starts (units)	39,033	46,727	47,362
Home owner grants (fiscal year)	910	907	907
Components of revenue
Residential (net of home owner grants)	1,434	1,510	1,510
Speculation and vacancy	90	90	90
Non-residential	1,566	1,572	1,572	+/-1% change in 2023 total business property assessment value equals up to +/- $20 million in non-residential property taxation revenue
Rural area	147	149	149
Police	37	39	39
BC Assessment Authority	107	114	114
BC Transit	107	117	117
Other taxes	3,144	3,280	3,280
Calendar Year
Population	2.4%	3.2%	3.0%
Residential sales value	-19.8%	-11.6%	-9.5%
Real GDP	0.4%	1.2%	1.0%
Nominal GDP	2.8%	2.9%	3.1%
Components of revenue
Property transfer	1,799	1,950	1,950	+/- 1% change to 2023 residential sales value equals +/- $20 million in property transfer revenue, depending on property values
Additional Property Transfer Tax (included in above)	30	40	40
Tobacco	565	520	520
Insurance premium	780	810	810

ð

Second Quarterly Report 2023/24	| 27

Updated Financial Forecast

Table 1.15 Material Assumptions – Revenue (continued)

Revenue Source and Assumptions ($ millions unless otherwise specified)	Budget Estimate 2023/24	First Quarter Forecast	Second Quarter Forecast	2023/24 Sensitivities
Energy, sales of Crown land tenures, metals, minerals and other *	3,367	1,962	1,970
Natural gas price	+/- $0.25 change in the natural gas price equals
				+/- $130 to $150 million, including impacts on production volumes and royalty program credits, but excluding any changes from natural gas liquids revenue (e.g. butane, pentanes). Sensitivities can also vary significantly at different price levels.
Plant inlet, $C/gigajoule	3.04	1.29	1.40
Sumas, $US/MMBtu	3.99	2.42	2.58
Natural gas production volumes
Billions of cubic metres	72.2	70.2	73.9
Petajoules	2,995	2,927	3,076
Annual per cent change	8.9%	7.2%	12.7%	+/- 1% change in natural gas volumes equals
				+/- $20 million in natural gas royalties.
Oil price ($US/bbl at Cushing, OK)	80.79	74.56	80.58	+/- 1 cent change in the exchange rate equals
				+/-$1 million in natural gas royalties.
Auctioned land base (000 hectares)	11	11	11
Average bid price/hectare ($)	275	200	200
Cash sales of Crown land tenures	3	2	2
Metallurgical coal price ($US/tonne, fob Australia)	252	248	249
Copper price ($US/lb)	3.56	3.82	3.80

Annual electricity volumes set by treaty (million mega-watt hours)	3.9	3.9	3.9	+/- $10/bbl change in petroleum price equals +/- $5 million in petroleum royalties
Mid-Columbia electricity price ($US/mega-watt hour)	107.84	92.90	89.30	+/- 12% change in natural gas liquids prices (equivalent to +/- $10/bbl oil price) equals
				+/- $80 to $100 million in natural gas liquids
Exchange rate (US¢/C$, calendar year)	74.7	74.7	74.2	royalties
Components of revenue
Bonus bid auctions:
Deferred revenue	61	60	60	+/- US$20 change in the average metallurgical coal price equals +/- $50 to $80 million +/- 10% change in the average Mid-Columbia electricity price equals +/- $50 million
Current-year cash (one-tenth)	-	1	1
Fees and rentals	50	38	38
Total bonus bids, fees and rentals	111	99	99
Natural gas royalties after deductions and allowances	2,016	837	898
Petroleum royalties	37	34	29
Columbia River Treaty electricity sales	522	478	466
BC Energy Regulator fees and levies	66	73	72	Based on a recommendation from the Auditor General to be consistent with generally accepted accounting principles, bonus bid revenue recognition reflects ten-year deferral of cash receipts from the sale of Crown land tenures
Coal, metals and other minerals revenue:
Coal tenures	8	8	8
Net coal mineral tax	372	194	161
Net metals and other minerals tax	47	51	48
Recoveries relating to revenue sharing payments to First Nations	170	170	170
Miscellaneous mining revenue	18	18	19
Total coal, metals and other minerals revenue	615	441	406

Gross royalties prior to deductions and allowances
Gross natural gas revenue	1,993	531	679
Gross natural gas liquids royalties revenue .	783	685	684

Royalty programs and infrastructure credits
Deep drilling	(400)	(200)	(228)
Road, pipeline, Clean Growth Infrastructure Royalty and other infrastructure programs	(95)	(65)	(97)
Total	(495)	(265)	(325)
Implicit average natural gas royalty rate	22.2%	22.5%	19.8%

Royalty program (marginal, low productivity and ultra marginal drilling) adjustments reflect reduced royalty rates.
Natural gas royalties incorporate royalty programs and Treasury Board approved infrastructure credits.

* Reflects information as at October 30, 2023.

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28 |	Second Quarterly Report 2023/24

Updated Financial Forecast

Table 1.15 Material Assumptions – Revenue (continued)

Revenue Source and Assumptions	Budget Estimate	First Quarter	Second Quarter
($ millions unless otherwise specified)	2023/24	Forecast	Forecast	2023/24 Sensitivities
Forests *	846	886	792
Prices (calendar year average)				+/- US$50 change in SPF price equals
SPF 2x4 ($US/thousand board feet)	400	400	400	+/- $100 to $150 million

Crown harvest volumes (million cubic metres)
Interior	30.0	30.0	26.0	+/- 10% change in Interior harvest volumes
Coast	8.0	8.0	8.0	equals +/- $50 to $60 million
Total	38.0	38.0	34.0	+/- 10% change in Coastal harvest volumes
B.C. Timber Sales (included in above)	6.3	6.3	4.0	equals +/- $15 to $25 million

Stumpage rates ($Cdn/cubic metre)
Total stumpage rates	18.07	19.04	18.45	+/- 1 cent change in exchange rate equals
				+/- $25 to $35 million in stumpage revenue
Components of revenue
Timber tenures (net of revenue sharing recoveries)	293	330	294
Recoveries relating to revenue sharing payments to First Nations	138	138	138
B.C. Timber Sales	274	274	214	The above sensitivities relate
Logging tax	100	100	100	to stumpage revenue only.
Other CRF revenue	30	33	35
Recoveries	11	11	11
* Reflects information as at October 25, 2023
Other natural resource	551	536	541
Components of revenue
Water rental and licences*	478	463	468	+/- 5% change in water power production
Recoveries	50	50	50	equals +/- $20 to $25 million
Angling and hunting permits and licences	10	10	10
Recoveries	13	13	13
* Water rentals for power purposes are indexed to Consumer Price Index.

Summary of natural resource revenue sharing with First Nations recoveries reflected within Table 1.15
Natural gas royalties	19	19	155
Columbia River Treaty electricity sales	-	-	70
Coal, metal and other minerals	170	170	170
Forests revenue	138	138	138
Total natural resource revenue sharing with First Nations	327	327	533
Other revenue	10,520	10,667	10,724
Components of revenue
Fees and licences
Motor vehicle licences and permits	618	614	621
International student health fees	70	90	90
Other Consolidated Revenue Fund	495	509	513
Summary consolidation eliminations	(14)	(15)	(15)
Ministry vote recoveries	270	270	270
Taxpayer-supported Crown corporations	202	208	208
Post-secondary education fees	2,770	2,829	2,832
Other healthcare-related fees	496	510	540
School Districts	275	248	248
Investment earnings
Consolidated Revenue Fund	130	235	260
Fiscal agency loans & sinking funds earnings	1,088	1,014	939
Summary consolidation eliminations	(198)	(204)	(210)
Taxpayer-supported Crown corporations	36	46	50
SUCH sector agencies	293	318	267
Sales of goods and services
SUCH sector agencies	986	988	1,032
BC Infrastructure Benefits Inc	246	279	218
Other taxpayer-supported Crown corporations	254	99	108
Miscellaneous	2,503	2,629	2,753

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Second Quarterly Report 2023/24	| 29

Updated Financial Forecast

Table 1.15 Material Assumptions – Revenue (continued)

Revenue Source and Assumptions	Budget Estimate	First Quarter	Second Quarter
($ millions unless otherwise specified)	2023/24	Forecast	Forecast	2023/24 Sensitivities
Health and social transfers	8,970	9,252	9,386
National Cash Transfers	49,421	49,421	49,421
Canada Health Transfer (CHT)
Annual growth	9.3%	9.3%	9.3%
Canada Social Transfer (CST)	16,416	16,416	16,416
B.C.'s share of national population (June 1)	13.62%	13.64%	13.76%	+/- 0.1 percentage point change in B.C.'s
				population share equals +/- $65 million
B.C. health and social transfers revenue
CHT	6,733	6,740	6,799
CST	2,237	2,239	2,259
Prior-year adjustments:
CHT	-	-	41
CST	-	-	14
CHT top up - strengthen public health care	-	273	273

Other federal contributions	4,623	4,240	4,500
Components of revenue
Disaster Financial Assistance Arrangements	1,268	848	1,085
B.C.'s share of the federal cannabis excise tax	70	85	95
Other Consolidated Revenue Fund	104	105	106
Vote Recoveries:
Labour Market Development Agreement	296	296	296
Labour Market and Skills Training Program	98	98	98
Home Care	82	82	82
Mental Health	82	82	82
Child Care	822	822	822
Child Safety, Family Support, Children in Care and with special needs	83	83	83
Public Transit	297	297	297
Local government services and transfers	188	188	188
Other recoveries	154	154	154
Taxpayer-supported Crown corporations	324	347	341
Post-secondary institutions	634	623	640
Other SUCH sector agencies	121	130	131

Service delivery agency direct revenue	8,981	9,118	9,216
School districts	681	661	673
Post-secondary institutions	4,962	4,992	5,063
Health authorities and hospital societies	1,165	1,216	1,306
BC Transportation Financing Authority	579	567	556
Other service delivery agencies	1,594	1,682	1,618
Commercial Crown corporation net income	3,489	3,492	3,489
BC Hydro	712	712	712	Sensitivities impacts shown below are before
				regulatory account transfers
Reservoir water inflows	100%	85%	85%	+/-1% in hydro generation equals +/- $60 million
Mean gas price	5.08	4.46	4.46	+/-1% equals less than +/- $0.1 million
(Sumas, $US/MMbtu – BC Hydro forecast based on NYMEX forward selling prices)
Electricity prices (Mid-C, $US/MWh)	83.41	89.56	89.56	+/-1% change in electricity/gas trade income equals +/- $3.5 million

ICBC	-	-	-
Vehicle growth	1.9%	1.9%	1.7%	+/-1% equals +/-$57 million
Current claims cost percentage change	11.8%	11.8%	14.9%	+/-1% equals +/-$43 million
Unpaid claims balance ($ billions)	10.4	10.4	11.0	+/-1% equals +/-$110 to $130 million
Investment return	0.7%	0.7%	0.0%	+/-1% return equals +/-$183 to $195 million
Loss ratio	84.3%	84.3%	82.0%

30 |	Second Quarterly Report 2023/24

Updated Financial Forecast

Table 1.16 Material Assumptions – Expense

Ministry Programs and Assumptions ($ millions unless otherwise specified)	Budget Estimate 2023/24	First Quarter Forecast	Second Quarter Forecast	2023/24 Sensitivities
Attorney General	773	776	777
New cases filed/processed (# for all courts)	242,000	235,000	242,000	The number of criminal cases proceeded on by the provincial and federal Crown (including appeals to higher courts in BC), the number of civil and family litigation cases, the number of violation tickets disputed, and the number of municipal bylaw tickets disputed which would go to court for resolution.
Crown Proceeding Act (CPA)	25	28	29	Number of litigation cases resolved by court decisions or negotiated settlement.
Children and Family Development	1,912	1,912	1,912
Average children-in-care caseload (#)	4,852	4,822	4,860	The Q2 forecast reflects the latest data in the caseload trend. The average cost per child in care is
Average annual residential cost per child in care ($)	105,337	135,718	135,730	projected to increase based on the higher cost of contracted residential services and an increasing acuity of need for children in care. A 1% increase in the cost per case or a 1% increase in the average caseload will affect expenditures by $3.3 million (excluding Indigenous CFS Agencies).
Education and Child Care	8,874	8,874	8,874
Public School Enrolment (# of FTEs)	591,272	591,272	591,272	Updated forecast enrolment figures are based on submissions from school districts of their actual enrolment as at September 30, 2022 for the 2022/23 school year, including February and May enrolment counts. Projections are based on the Ministry of Education and Child Care's enrolment forecasting model.
School age (K–12)	568,521	568,521	568,521
Continuing Education	905	905	905
Distributed Learning (online)	13,229	13,229	13,229
Summer	6,288	6,288	6,288
Adults	2,328	2,328	2,328
Emergency Management and Climate Readiness	101	101	101
Emergency Program Act (EPA)	36	36	36	Emergency disaster relief is unpredictable by nature. There are a number of factors that could impact the timing of delivering recovery projects resulting from the Major Events.
Forests	925	1,687	1,707
BC Timber Sales	237	237	237	Targets can be impacted by changes to actual inventory costs incurred. There is a lag of approximately 1.5 years between when inventory costs are incurred and when they are expensed. Volume harvested can also impact targets. For example, if volume harvested is less than projected in any year, then capitalized expenses will also be reduced in that year.

Fire Management	204	966	986	Costs are driven by length of season and severity of weather conditions, severity of fires, proportion of interface fires, size of fires and damages caused. Costs have ranged from a low of $47 million in 2006 to a high of $809 million in 2021/22 (Fire season 2021).

ð

Second Quarterly Report 2023/24	| 31

Updated Financial Forecast

Table 1.16 Material Assumptions – Expense (continued)

Ministry Programs and Assumptions ($ millions unless otherwise specified)	Budget Estimate 2023/24	First Quarter Forecast	Second Quarter Forecast	2023/24 Sensitivities
Health	28,674	28,674	28,674
Pharmacare	1,578	1,578	1,578	A 1% change in PharmaCare utilization or prices affects costs by approximately $14 million.
Medical Services Plan (MSP)	7,039	7,039	7,039	A 1% increase in volume of services provided by fee-for-service physicians affects costs by approximately $40 million.
Regional Services	19,671	19,671	19,671	A 1% increase in volume of services provided by
				Health Authorities is estimated to be $182 million.
Post-Secondary Education and Future Skills	2,770	2,770	2,770
Student spaces in public institutions	206,085	206,085	206,086	Student enrolments may fluctuate due to a number of factors including economic changes and labour market needs. Current year forecast to be updated at Q3 to align with PSI reporting, consistent with past practice.
Public Safety and Solicitor General	1,028	1,028	1,028
Policing, Victim Services and Corrections	909	909	909	Policing, Victim Services and Corrections costs are sensitive to the volume and severity of criminal activity, the number of inmate beds occupied and the number of offenders under community supervision.
Social Development and Poverty Reduction	4,745	4,745	4,745
Temporary Assistance annual average caseload (#)	47,500	55,822	57,224	The expected to work caseload is sensitive to fluctuations in economic and employment trends. Costs are driven by changes to cost per case and caseload. Cost per case fluctuations result from changes in the needed supports required by clients, as well as caseload composition.
Disability Assistance annual average caseload (#)	121,600	122,359	122,551	The caseload for persons with disabilities is sensitive to the aging of the population and longer life expectancy for individuals with disabilities. Cost per case fluctuations are driven primarily by earnings exemptions which is dependent on the level of income earned by clients.
Adult Community Living:
Developmental Disabilities Programs Average caseload (#)	24,330	24,190	24,180	The adult community living caseload is sensitive to an aging population and to the level of service required. Cost per case fluctuations are driven by the proportion of clients receiving certain types of services at differing costs. For example, residential care services are significantly more costly than day programs.
Average cost per client ($)	53,600	58,700	58,700
Personal Supports Initiative (PSI)
Average caseload (#)	3,240	3,210	3,210
Average cost per client ($)	15,200	16,600	16,600

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32 |	Second Quarterly Report 2023/24

Updated Financial Forecast

Table 1.16 Material Assumptions – Expense (continued)

Ministry Programs and Assumptions ($ millions unless otherwise specified)	Budget Estimate 2023/24	First Quarter Forecast	Second Quarter Forecast	2023/24 Sensitivities
Tax Transfers	3,159	3,078	3,034
Individuals	1,815.0	1,805.0	1,680.0
Climate Action Tax Credit	757.0	747.0	747.0	These tax transfers are now expensed as
BC Family Benefit	463.0	463.0	463.0	required under generally accepted accounting
Renter's Tax Credit	309.0	309.0	309.0	principles.
Sales Tax	50.0	50.0	40.0
Small Business Venture Capital	40.0	40.0	30.0
BC Senior's Home Renovation	3.0	3.0	3.0
Other tax transfers to individuals	193.0	193.0	88.0
				Changes in 2022 tax transfers will result in one-time effect (prior-year adjustment) and could result in an
Corporations	1,344.0	1,273.0	1,354.0	additional base change in 2023/24. Production
Film and Television	152.5	136.3	192.5	services tax credit is the most volatile of all tax
Production Services	890.3	835.5	793.0	transfers and is influenced by several factors including delay in filing returns and assessment of claims, length of projects and changes in the exchange rates.
Scientific Research & Experimental Development	96.2	96.3	130.0
Interactive Digital Media	110.0	110.0	155.0
Mining Exploration	30.0	30.0	75.0
Other tax transfers to corporations	65.0	64.9	8.5

Prior-year adjustment (included above)*
Individuals		-	(95.5)
Corporations		(8.3)	54.8

2022 Tax-year	2022 Assumptions
Tax Transfers	2,206.0	2,196.0	2,164.0
Individuals	1,011.0	1,001.0	913.0
Corporations	1,195.0	1,195.0	1,251.0
Film and Television	140.0	140.0	170.0
Production Services	780.0	780.0	780.0
Scientific Research & Experimental Development	90.0	90.0	105.0
Interactive Digital Media	110.0	110.0	130.0
Other tax transfers to corporations	75.0	75.0	66.0

*2023/24 tax transfer forecast incorporates adjustments relating to prior years.
Management of Public Funds and Debt	1,309	1,400	1,500
Interest rates for new provincial borrowing:				Full year impact of MoPD on interest costs of a 1%
Short-term	4.04%	4.97%	4.98%	change in interest rates equals $13 million;
Long-term	4.10%	4.18%	4.43%	$100 million increase in debt level equals $4.6 million.
CDN/US exchange rate (cents)	132.6	133.4	135.0
Service delivery agency net spending	9,176	9,322	9,417
School districts	557	651	651
Post-secondary institutions	4,795	4,809	4,862
Health authorities and hospital societies	1,103	1,245	1,337	Agency expenses, net of Provincial funding. These
BC Transportation Financing Authority	1,887	1,894	1,923	are mainly funded through revenue from other
BC Infrastructure Benefits Inc	246	279	218	sources.
Other service delivery agencies	588	444	426

Second Quarterly Report 2023/24	| 33

Updated Financial Forecast

Table 1.17 Full-Time Equivalents (FTEs) 1

	Budget	Updated
	Estimate	Forecast		Actual
	2023/24	2023/24	Change	2022/23
Taxpayer-supported programs and agencies:
Ministries and special offices (CRF)	34,400	36,200	1,800	33,696
Service delivery agencies [2]	8,693	8,747	54	7,746
Total FTEs	43,093	44,947	1,854	41,442

[1]	Full-time equivalents (FTEs) are a measure of staff employment. FTEs are calculated by dividing the total hours of employment paid for in a given period by the number of hours an individual, full-time person would normally work in that period. This does not equate to the physical number of employees. For example, two half-time employees would equal one FTE, or alternatively, three FTEs may represent two full-time employees who have worked sufficient overtime hours to equal an additional FTE.
[2]	Service delivery agency FTE amounts do not include SUCH sector staff employment.

34 |	Second Quarterly Report 2023/24

PART 2 | ECONOMIC REVIEW AND OUTLOOK 1

Summary

B.C.'s economy is expected to post modest growth this year. However, some sectors have started showing signs of weakness, reflecting higher interest rates, affordability challenges and a slowdown of the global economy. Overall, economic activity in the province has broadly evolved in-line with expectations in the First Quarterly Report.

So far this year, the province's economic performance has been mixed, with moderate gains in employment and strong population growth while other areas have softened, including consumer spending, home sales and exports. In particular, consumer spending has been easing as higher interest rates and elevated inflation have slowed demand and reduced purchasing power. Meanwhile, housing markets continue to adjust to higher interest rates, with home sales activity slowing in recent months, although home construction has remained robust. Merchandise exports have been trending down, reflecting weaker demand from B.C.'s trading partners and lower prices for key commodities.

The Ministry of Finance (Ministry) forecasts economic growth of 1.0 per cent in 2023 and 0.7 per cent in 2024. As Chart 2.1 shows, the Ministry's outlook for B.C. real GDP is within the range of private sector forecasters in both years. The Ministry's analysis suggests that the province's economic growth will be stronger than the current average private sector outlook in both years. The Ministry will continue to monitor data to assess and update the economic outlook.

Chart 2.1 Ministry's Outlook for B.C. Compared to Private Sector

1 Reflects data available as of November 9, 2023, unless otherwise indicated.

Second Quarterly Report 2023/24	| 35

Economic Review and Outlook

The main downside risks to B.C.'s outlook include persistent inflationary pressures leading to higher than anticipated interest rates for longer, as well as weaker global demand. Other risks include climate change impacts, housing affordability, volatility in commodity and financial markets, and the evolution of international geopolitical conflicts.

In preparation for Budget 2024, the Minister of Finance will meet with members of the independent Economic Forecast Council on December 4, 2023 to obtain their views on the economic outlook. A revised economic forecast will be developed by the Ministry and published in Budget 2024.

British Columbia Economic Activity and Outlook

Since the First Quarterly Report, B.C.'s economy has experienced slowing momentum in some sectors; however, activity has remained resilient so far this year. Year-to-date data shows modest growth in employment. Meanwhile, retail sales were lower in the third quarter amid persistent inflation and export activity has been declining. In addition, home sales have declined following interest rate increases in the summer while the average home sale price has remained relatively flat in recent months. Housing starts have fallen but remain high by historical standards.

Table 2.1   British Columbia Economic Indicators

	Second Quarter	Third Quarter	Year-to-date
All data seasonally adjusted, per cent change	Apr. to Jun. 2023 change from Jan. to Mar. 2023	Jul. to Sep. 2023 change from Apr. to Jun. 2023	Jan. to Sep. 2023 change from Jan. to Sep. 2022
Employment	+0.2	+0.5	+1.4
Manufacturing shipments[1]	-0.6	-1.8	-7.6
Exports	-7.2	-4.8	-16.1
Retail sales[1]	+1.7	-1.0	+0.6
Consumer price index[2,3]	+3.7	+3.4	+4.2
Housing starts	+3.1	-9.1	+9.4
Residential sales units	+31.6	-6.0	-12.7
Residential average sale price	+9.3	+1.3	-3.5
Non-residential building permits	-12.3	+26.0	+2.1

[1]	Data to August	[2]	Non-seasonally adjusted data
[3]	Quarterly calculations for CPI are year-over-year, e.g. Second Quarter is Apr. to Jun. 2023 change from Apr. to Jun. 2022

Looking ahead, higher interest rates are expected to continue to weigh on the near-term outlook as they work to slow domestic and global demand. Economic activity in B.C. is on track to post modest growth this year, supported by moderate job gains and strong population growth. The Ministry's forecast for B.C. real GDP growth in 2023 has been revised down to 1.0 per cent from the First Quarterly Report forecast of 1.2 per cent. The forecast for 2024 has been lowered slightly to 0.7 per cent from 0.8 per cent. These revisions reflect the impact of higher interest rates resulting in slowing consumer spending, and lower investment and exports. Nominal GDP growth has been revised up to 3.1 per cent from 2.9 per cent for 2023, and to 3.5 per cent from 3.3 per cent for 2024. The upward revisions to the nominal GDP outlook partly reflect slightly higher expected inflation.

36 |	Second Quarterly Report 2023/24

Economic Review and Outlook

Labour Market

B.C.'s labour market has picked up in the third quarter (July to September) of this year. Overall, employment grew by 1.4 per cent year-to-date to October 2023 compared to the same period last year. Full-time employment increased by about 46,170 jobs on a year-to-date basis, offsetting a decline of about 6,890 part-time jobs. Job creation was recorded in both the public sector (+23,850 jobs) and self-employment (+22,890 jobs), while private sector jobs declined (-7,460 jobs).

On an industry basis, year-to-date employment gains were concentrated in the services sector (+47,350 jobs), led by educational services (+17,350 jobs), accommodation and food services (+12,130 jobs), and finance, insurance, real estate, and leasing (+11,780 jobs). Meanwhile, employment in the goods sector was lower (-8,070 jobs) compared to the first ten months of last year, with a decline in manufacturing (-14,670 jobs) offsetting growth in other industries.

Employment among women accounted for most of the gains in the labour market so far this year. Women represented 48.3 per cent of B.C.'s labour force and filled 69.7 per cent of the new full-time jobs created in the first ten months of this year. Over the same period, employment among women grew by 1.8 per cent, surpassing employment growth among men at 1.1 per cent.

Chart 2.2 B.C. Employment

B.C.'s unemployment rate has risen from the historical lows observed in 2022 as labour force expansion has outpaced job gains. B.C.'s unemployment rate was 5.4 per cent in October 2023 and averaged 5.1 per cent year-to-date, 0.2 percentage points below the national average. Meanwhile, job vacancies in the province have been easing, with the job vacancy rate reaching 4.2 per cent in August, down from its peak of 7.1 per cent in December 2021.

Second Quarterly Report 2023/24	| 37

Economic Review and Outlook

B.C.'s labour force has expanded by 1.9 per cent year-to-date to October 2023, supported by strong population growth. The province's labour force participation rate averaged 65.1 per cent, unchanged from the first ten months of 2022. While the labour force participation rate for the prime-age group (25-54 years) has surpassed its pre-pandemic five-year average, there has been a decline in the participation rate among the 55+ years age group. An aging population poses a challenge for labour markets in B.C. and across the country.

Employee compensation (i.e., aggregate wages, salaries, and employers' social contributions) in B.C. increased by 6.0 per cent year-to-date to June 2023 compared to the same period of 2022. So far this year, the average hourly wage rate in B.C. rose by 6.4 per cent compared to the first ten months of 2022, the fastest growth rate in the country. On average, wages grew faster than the consumer price index for B.C., which increased by 4.2 per cent over the first nine months of this year.

Outlook

The outlook for B.C.'s labour market remains stable, supported by strong population growth. However, the labour market is expected to face headwinds next year due to weaker domestic and global economic activity. The Ministry forecasts employment in B.C. to increase by 1.4 per cent in 2023 (approximately +38,500 jobs), followed by annual growth of 0.6 per cent in 2024 (approximately +18,000 jobs).

The province's unemployment rate is expected to average 5.2 per cent in 2023 and 5.9 per cent in 2024, reflecting solid labour force growth alongside a broader slowdown in economic activity.

Consumer Spending and Inflation

Consumer spending has been easing as higher interest rates and elevated inflation soften consumer demand and reduce purchasing power. Further, Statistics Canada reported that the port strike in B.C. impacted about 17 per cent of Canadian retailers in July and about 12 per cent in August. Year-to-date to August, B.C. nominal retail sales rose by 0.6 per cent. Meanwhile, consumer prices rose by 4.4 per cent over the same period, indicating a lower volume of sales. Year-to-date sales gains were led by increased spending at food and beverage stores (+4.3 per cent); clothing, accessories and related retailers (+15.0 per cent); and general merchandise stores (+6.3 per cent). Declines in spending were led by lower sales at building material and garden equipment and supplies dealers (-16.2 per cent) and gasoline stations (-8.3 per cent).

Sales at food services and drinking places in B.C., a component of the service sector, rose by 13.0 per cent year-to-date to August 2023 compared to the same period last year, partly due to higher prices.

38 |	Second Quarterly Report 2023/24

Economic Review and Outlook

Chart 2.3     B.C. Retail Sales

Consumer sentiment continued to weaken amid higher interest rates and persistent inflation. The Conference Board of Canada's consumer confidence index for B.C. reached a record low in September, even below the levels seen in the early months of the COVID-19 pandemic. While sentiment improved in October, consumer confidence this year remained much weaker compared to last year. Furthermore, the Bank of Canada's latest Canadian Survey of Consumer Expectations (conducted in August 2023 after the Bank resumed hiking interest rates in June and July) noted that high interest rates and increased living expenses remained key concerns for Canadian consumers.

Inflationary pressures have moderated among a broad number of goods and services but remain elevated. B.C.'s consumer price inflation reached 3.3 per cent in September 2023 after peaking at 8.1 per cent in May 2022. Overall, inflation in B.C. averaged 4.2 per cent in the first nine months of 2023. During this period, price growth was led by shelter (+5.5 per cent) and food (+7.7 per cent). This reflects higher mortgage costs and rent, as well as higher prices for food purchased at both stores and restaurants. Shelter inflation had been trending lower until August 2023 when it started to accelerate again, following the Bank of Canada's resumption of interest rate increases in June and July. Meanwhile, food inflation has been decelerating since its high of 10.2 per cent in January. However, the food inflation reading of 5.9 per cent in September was still well above headline inflation. On the other hand, lower gasoline prices have been driving headline inflation down during the first nine months of this year. On average, gasoline prices were 4.7 per cent lower year-to-date compared to the same period last year.

Second Quarterly Report 2023/24	| 39

Economic Review and Outlook

Chart 2.4    B.C. Inflation

Outlook

Household consumption is expected to ease in the near-term as the cumulative effects of interest rate increases and elevated prices reduce consumer demand and purchasing power. The Ministry forecasts real household consumption of goods and services to increase by 1.2 per cent in 2023, followed by 2.1 per cent growth in 2024.

The Ministry expects nominal retail sales to grow by 0.7 per cent in 2023 and by 2.2 per cent in 2024, as support from strong population growth is somewhat offset by weaker consumer demand due to high interest rates.

Consumer price pressures, particularly for shelter, are anticipated to persist in the near-term. Overall, consumer price inflation in B.C. is forecast to be 4.0 per cent in 2023 and 2.7 per cent in 2024.

Housing

Housing markets continue to adjust to the lagged impact of past interest rate increases, as well as more recent rate hikes in June and July of 2023. Housing market activity in B.C. has slowed in recent months as a result. Year-to-date to September, MLS home sales fell by 12.7 per cent compared to the first nine months of 2022. Sales decreased in every region in B.C., including key markets such as Greater Vancouver (-13.9 per cent), Okanagan-Mainline (-19.3 per cent), Fraser Valley (-8.1 per cent), and Victoria (-10.6 per cent).

Home price pressures have been softening as the sales-to-new-listings ratio improved. However, affordability challenges remain with higher mortgage rates and elevated price levels. Following consecutive monthly increases earlier in the year, the MLS average home sale price has stayed relatively flat in recent months. Year-to-date to September, the MLS average home sale price was 3.5 per cent lower than the same period of 2022.

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Economic Review and Outlook

Chart 2.5     B.C. Home Sales and Price

Meanwhile, MLS composite benchmark house prices (which incorporates benchmark attributes by dwelling type in each region) decreased across all major markets in B.C. on a year-to-date basis. Declines were observed in the Fraser Valley (-10.5 per cent), Vancouver Island (-7.7 per cent), Victoria (-7.1 per cent), the Okanagan Valley (-5.2 per cent) and Greater Vancouver (-3.6 per cent).

Chart 2.6     Greater Vancouver HPI Benchmark Price

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Economic Review and Outlook

Home construction in B.C. has been resilient to interest rate increases but has moderated in the third quarter (July to September). So far this year, all major Census Metropolitan Areas (CMA) in B.C. recorded double-digit growth for homes under construction, reflecting the strength observed in B.C. housing starts in previous quarters. However, home completion was mixed during the same period, with a decline in the Vancouver CMA while the Victoria CMA experienced an increase. Recent weaknesses in home sales have added headwinds to homebuilders who have already been facing reduced profitability due to tighter financing conditions, skilled-labour shortages and rising construction costs. Despite the recent moderation, homebuilding activity in B.C. has remained robust so far this year, supported by multi-family development projects in the Vancouver CMA. Overall, B.C. housing starts were up by 9.4 per cent year-to-date to September and averaged 49,652 units, well above the ten-year historical average of 39,073 units.

Chart 2.7     B.C. Housing Starts

Residential building permits (a leading indicator of home construction) have slowed in the third quarter, signaling potential moderation in homebuilding activity going forward. Year-to-date to September, the value of single-dwelling and multiple-dwelling permits fell by 19.7 per cent and 12.9 per cent, respectively, while the total number of residential building permits was down by 12.1 per cent. Furthermore, the unsold inventory of newly completed homes in the first nine months of this year has been increasing in the CMAs of Vancouver, Victoria and Abbotsford compared to the same period of 2022.

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Outlook

The Ministry expects the impact of high interest rates to continue to weigh on housing market activity this year. The Ministry forecasts unit home sales to decrease by 7.0 per cent in 2023 and then increase by 9.3 per cent in 2024. Average home sale prices are expected to decrease by 2.7 per cent in 2023 and then grow by 2.4 per cent in 2024. Putting unit sales and prices together, the total value of home sales is forecast to decrease by 9.5 per cent in 2023 and then increase by 11.8 per cent in 2024.

The Ministry prudently expects B.C. housing starts to total approximately 47,400 units in 2023 and 42,900 units in 2024, supported by population growth and public sector investment amid higher interest rates and construction costs, skilled-labour shortages, as well as a broader economic slowdown.

Business and Government

Non-residential construction permitting has remained strong this year, partly due to a recent spike in August. The total value of non-residential building permits rose by 2.1 per cent year-to-date to September compared to the same period last year. This increase was driven by higher permit issuance for commercial buildings (+7.5 per cent) and industrial structures (+0.9 per cent), which offset a decline in permit issuance for institutional and governmental buildings (-4.5 per cent).

Businesses in B.C. and at the national level are facing slowing demand and tighter financing conditions while concerns about labour shortages and cost pressures are easing. The Canadian Federation of Independent Business reported that in October 2023, more small business owners expect stronger performance over the next year than those expecting weaker performance. However, so far this year, small business confidence has been slightly lower than the same period of last year and has remained largely unchanged since June 2023.

After three and a half years, B.C.’s tourism activity is approaching pre-pandemic levels. International travelers entering B.C. rose by 81.8 per cent year-to-date to August 2023 compared to the same period of last year. While the number of U.S. visitors has surpassed pre-pandemic levels and reached a new record in August, the number of non-U.S. visitors has levelled off and remained well below pre-pandemic levels. Overall, the 681,195 international travelers entering B.C. in August 2023 were slightly below the roughly 700,000 visitors seen in an average month prior to the pandemic.

Outlook

The Ministry forecasts total real investment in B.C. to rise by 3.8 per cent in 2023, supported by increases in government capital investment. Then total real investment is projected to grow by 2.2 per cent in 2024.

In the near-term, real business investment is projected to decrease by 1.6 per cent in 2023 and then increase by 0.6 per cent in 2024, reflecting the dampening effects of higher interest rates.

Real expenditure on goods and services by all levels of government is forecast to increase by 1.9 per cent in 2023 and then decline by 3.0 per cent in 2024 due to the timing and one-time nature of some government expenditures, such as the 2022/23 Supplementary Estimates.

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Economic Review and Outlook

The Ministry expects nominal net operating surplus of corporations (an approximation of corporate profits) to decrease by 12.3 per cent in 2023 and by 6.6 per cent in 2024 amid slower global economic activity.

External Trade and Commodity Markets

Weaker global demand and lower prices for key commodities continued to weigh on B.C. merchandise exports. Furthermore, exports leaving B.C.’s ports were disrupted in July due to the port strike, with the value of monthly exports falling by 9.3 per cent, but have since bounced back as port activities resumed. During the first nine months of 2023, the value of B.C. goods exports decreased by 16.1 per cent compared to the same period of last year. Year-to-date declines were broad-based, led by lower exports of energy products (-22.1 per cent) and forestry products and building and packaging materials (-30.0 per cent). Meanwhile, exports of electronic and electrical equipment and parts (+13.5 per cent) and industrial machinery, equipment and parts (+14.0 per cent) partially offset these declines.

Merchandise exports to the U.S. accounted for 55.0 per cent of B.C.’s total goods exports in the first nine months of 2023. During this period, goods exports to the U.S. decreased by 18.6 per cent, largely due to a decline in exports of energy products (-28.5 per cent) and forestry products and building and packaging materials (-32.0 per cent). Meanwhile, total goods exports to non-U.S. destinations fell by 12.9 per cent, led by lower coal exports to China (-28.9 per cent) and South Korea (-33.7 per cent).

Chart 2.8     B.C. Exports

Similar to merchandise exports, B.C.’s manufacturing sector was affected by the port strike due to disruptions to the supply of raw materials as well as transportation. B.C.’s manufacturing shipments fell by 3.3 per cent in July when the strike happened, and rebounded by 2.1 per cent in the following month. Year-to-date to August, B.C.’s manufacturing shipments decreased by 7.6 per cent compared to the same period of 2022, mainly due to reduced shipments of wood products (-34.4 per cent).

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Economic Review and Outlook

So far this year, prices for B.C.’s key export commodities have declined, reflecting lower demand from manufacturers amid high interest rates and slower global economic activity. The price of Western spruce-pine-fir (SPF) 2x4 lumber averaged $396 US/000 board feet during the January to October period of 2023, down 54.6 per cent compared to the same period of 2022.

Despite a recent rebound due to voluntary production cuts by major oil producing countries, oil and gas prices have been lower this year amid concerns over a broader global economic slowdown. In the first ten months of 2023, the West Texas Intermediate (WTI) price averaged $78.22 per barrel, down 19.9 per cent from the same period of 2022. The plant inlet price of natural gas fell 55.5 per cent year-to-date, averaging $1.71 C/GJ in the first ten months of 2023.

Meanwhile, the average metallurgical coal price fell by 25.3 per cent year-to-date to October 2023 compared to the same period of 2022. Zinc and copper declined by 25.1 per cent and 4.7 per cent, respectively. The price for molybdenum rose 42.2 per cent, while price gains for gold and silver were modest.

Outlook

Real exports of goods and services are forecast to fall by 1.6 per cent in 2023 and then grow by 0.1 per cent in 2024, reflecting lower commodity prices and weaker global demand.

The price of lumber is forecast to average $400 US/000 board feet in 2023 and $450 US/000 board feet in 2024. The plant inlet price for natural gas is expected to average $1.40 C/GJ in 2023/24.

Demographics

B.C.’s population continued to experience strong growth in recent quarters. On July 1, 2023, B.C.’s population was 5.52 million people, up by 3.0 per cent from the same date in 2022. During the January to June period of 2023, the province welcomed 89,881 net migrants, up 25.1 per cent compared to the same period of 2022. Underlying this increase in migration was higher net international migration (from +58,350 persons to +91,143 persons), with more than double the number of net non-permanent residents (from +25,567 to +53,327). This increase in net international migration offset a decline in net interprovincial migration (from +13,481 persons to -1,262 persons).

Outlook

B.C.’s July 1 population is projected to increase by 2.5 per cent in 2024.

Total net migration is expected to be about 169,300 persons in 2023 and 122,100 persons in 2024. During this period, B.C. is expected to experience a net loss of interprovincial migrants while international migrants become the sole driver of growth in total net migration.

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Economic Review and Outlook

Risks to the Economic Outlook

While the province’s economy has been resilient, B.C.’s economic outlook is subject to both upside and downside risks. Some of the upside risks include inflationary pressures easing sooner than expected, economic activity from a growing population and a less pronounced slowing of the global economy. However, the overall risks are weighted to the downside. Downside risks to B.C.’s economic outlook include the following:

•	persistent high inflation leading to higher interest rates over a longer period, weighing on consumer spending and business investment;

•	higher mortgage costs and rent reducing affordability and disposable income;

•	aging demographics and housing affordability weighing on the supply of labour;

•	severe climate-related events disrupting the lives and livelihoods of British Columbians, destroying productive capital, and impacting economic activity;

•	weaker than expected global economic activity and broader economic challenges in Europe and Asia;

•	lower prices for B.C.’s major commodity exports, such as lumber, pulp, natural gas, and coal;

•	geopolitical conflicts weighing on trade and commodity markets;

•	higher volatility in international foreign exchange, stock, and bond markets; and

•	timing of investment and hiring related to the LNG Canada project, similar to the risks that exist for other major capital projects.

External Outlook

The updated near-term economic outlook for B.C.’s major trading partners has largely moderated since the First Quarterly Report, primarily due to monetary policy. Meanwhile, the U.S. economy has shown resiliency, in part due to its stronger-than-anticipated labour market. Most of B.C.’s trading partners are expected to experience prolonged higher interest rates, reflecting persistent inflation, which is expected to lead to a slowdown in consumption, investment, and exports. Furthermore, geopolitical uncertainties add risk to the global economic outlook.

United States

The U.S. economy accelerated in the third quarter (July to September) of 2023 despite a restrictive monetary policy environment. U.S. real GDP rose by an annualized rate of 4.9 per cent in the third quarter, following annualized growth of 2.1 per cent in the second quarter (April to June). Third quarter growth was led by consumer spending and inventory accumulation. The increases were partially offset by decreased net exports.

As of October 2023, the U.S. labour market had recorded net payroll job gains for 34 consecutive months. On a year-to-date basis, employment was 3.7 million jobs (+2.4 per cent) higher than the same period of the previous year. The unemployment rate stood at 3.9 per cent in October 2023. Year-to-date to October, the unemployment rate averaged 3.6 per cent, unchanged from the same period in 2022.

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Chart 2.9     U.S. Real GDP

As interest rates increased, U.S. home sales activity has generally slowed so far in 2023. Year-to-date to September 2023, existing home sales were 21.9 per cent lower, while new single-family home sales were 5.3 per cent higher compared to the same period last year. Over the same time period, the median sales price for existing homes was flat (+0.2 per cent) and the median sales price for new single-family homes was down (-4.6 per cent). U.S. housing starts declined by 12.6 per cent in the first nine months of 2023 compared to the same period of 2022, reflecting fewer single-family and multi-family starts. Furthermore, U.S. residential building permits, an indicator of future building activity, declined by 16.3 per cent in the first nine months of 2023 compared to the same period last year.

Chart 2.10     U.S. Housing Starts

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Economic Review and Outlook

Consumer price inflation in the U.S. increased from 3.0 per cent (year-over-year) in June to 3.7 per cent (year-over-year) in September, with shelter costs continuing to be the main driver of recent increases. Despite the recent increase, U.S. inflation has come down from its peak of 9.1 per cent (year-over-year) in June 2022. The general downward trend in consumer price inflation in 2023 partly reflected easing demand due to the tightening of U.S. monetary policy. Year-to-date to September 2023, U.S. nominal retail sales grew 3.2 per cent compared to the same period in 2022.

Outlook

In October 2023, Consensus Economics (Consensus) projected that U.S. real GDP will grow 2.2 per cent in 2023 (0.6 percentage points higher than its July 2023 projections) and 0.9 per cent in 2024 (0.4 percentage points higher than its July 2023 projections).

Table 2.2 U.S. Real GDP Forecast: Consensus versus B.C. Ministry of Finance

	2023	2024

	Per cent change in real GDP
B.C. Ministry of Finance	2.1	0.8
Consensus Economics (October 2023*)	2.2	0.9

* Comparable month to B.C. Ministry of Finance forecast.

The prospect of higher interest rates being maintained for longer than previously anticipated is expected to exert pressure on the U.S. economy in the near-term. Furthermore, geopolitical tensions worldwide and the slowdown of the global economy continue to pose risks for trade and economic growth. Given these uncertainties, the Ministry projects that U.S. real GDP will grow by 2.1 per cent in 2023 and by 0.8 per cent in 2024.

Chart 2.11Consensus Outlook for the U.S. in 2023

The chart above represents forecasts for U.S. real GDP growth in 2023 as polled on specific dates. For example, forecasters surveyed on January 10, 2022 had an average 2023 U.S. real GDP growth forecast of 2.6 per cent, while on November 6, 2023 they forecast 2023 U.S. real GDP to grow by 2.4 per cent.

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Canada

The Canadian economy declined slightly (-0.2 per cent, annualized) in the second quarter of 2023 compared to the first quarter (January to March). The quarterly fall in real GDP was led by continued declines in housing investment, smaller inventory accumulation, as well as slower international exports and household spending. Increased business investment and higher government spending provided some offset.

Chart 2.12     Canadian Real GDP

Canadian employment growth slowed in the second and third quarters of 2023 following faster expansion in the first quarter. Year-to-date to October, employment was up by 2.5 per cent compared to the same period last year. Meanwhile, the unemployment rate was 5.7 per cent in October, up from 5.5 per cent in September. Year-to-date to October, the unemployment rate averaged 5.3 per cent, unchanged from the same period in 2022.

Job vacancies continued to decrease in the second quarter but remained above pre-pandemic levels. The declines in job vacancies has been concentrated in full-time and permanent positions.

Canadian housing market activity continued to be affected by higher interest rates. Housing starts were down by 8.0 per cent year-to-date to September compared to the same period in 2022. The decline so far in 2023 was primarily driven by slower construction in the urban centers of Montreal (-44.8 per cent) and Edmonton (-18.4 per cent), but was partially offset by growth in Toronto (+21.4 per cent) and Vancouver (+37.6 per cent). Canadian MLS home sales decreased by 1.6 per cent in the third quarter of 2023 and were down by 14.9 per cent year-to-date to September compared to the same period last year. The national average home sale price decreased by 4.6 per cent year-to-date to September.

Consumer price inflation in Canada has come down from its peak of 8.1 per cent in June 2022. However, progress toward the Bank of Canada’s 2 per cent target has been slow, with inflation averaging 3.7 per cent in the third quarter, up from 3.5 per cent in the second quarter. Year-over-year, national inflation was 3.8 per cent in September 2023, with shelter (+6.0 per cent) and food (+5.9 per cent) adding the most upward pressure on inflation. Canadian nominal retail sales were up 2.1 per cent year-to-date to August compared to the same period last year. On a volume basis, Canadian retail sales were also up 2.1 per cent year-to-date to August.

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Economic Review and Outlook

Year-to-date to September, the value of Canadian merchandise exports declined by 3.2 per cent compared to the same period in 2022, led by lower exports of energy products (-21.8 per cent) and forestry products and building and packaging materials (-19.4 per cent). These declines mainly reflected lower prices for oil, natural gas, and lumber.

Outlook

The October 2023 Consensus forecasted Canadian real GDP to rise by 1.1 per cent in 2023 and by 0.6 per cent in 2024, both 0.3 percentage points below the July 2023 survey. The revisions follow the minor GDP contraction in the second quarter of 2023, as well as the anticipation of prolonged higher interest rates in 2024.

Table 2.3     Canadian Real GDP Forecast: Consensus versus B.C. Ministry of Finance

	2023	2024

	Per cent change in real GDP
B.C. Ministry of Finance	1.1	0.5
Consensus Economics (October 2023*)	1.1	0.6

* Comparable month to B.C. Ministry of Finance forecast.

The effects of elevated interest rates on household spending and business investment, coupled with geopolitical risks worldwide, continue to pose challenges for the Canadian economy. The Ministry assumes that the Canadian economy will grow by 1.1 per cent in 2023 and 0.5 per cent in 2024.

Chart 2.13     Consensus Outlook for Canada in 2023

The chart above represents forecasts for Canadian real GDP growth in 2023 as polled on specific dates. For example, forecasters surveyed on January 10, 2022 had an average 2023 Canadian real GDP growth forecast of 3.0 per cent, while on November 6, 2023 they forecast 2023 Canadian real GDP to grow by 1.1 per cent.

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Economic Review and Outlook

Asia

China's real GDP growth accelerated to 5.5 per cent (annualized) in the third quarter of 2023, following slow growth in the second quarter. The improvement in China's economy partly reflected the government's stimulus measures such as interest rate cuts and property market support measures, which were implemented in response to the underperformance witnessed in the second quarter. Other contributing factors included an upturn in retail sales and industrial production, easing deflationary pressures, and improved net trade. However, potential headwinds that could weigh on future economic growth remain, including high youth unemployment, a sluggish real estate market, low consumer and business confidence, and rising geopolitical tensions.

Japan's real GDP grew by 1.8 per cent year-to-date to the second quarter of 2023. Growth was broad-based, led by an increase in private consumption. Residential investment also contributed to the growth, with the sector experiencing its strongest quarter since the first quarter of 2019. Meanwhile, Japan has generally faced less inflationary pressure than other countries. Correspondingly, the Bank of Japan has not raised interest rates as much as other central banks. This has led to the depreciation of the Japanese Yen, presenting challenges to the Bank of Japan's accommodative monetary policy.

Outlook

In October 2023, Consensus projected that China's real GDP will grow by 5.0 per cent in 2023 (0.5 percentage points lower than its July 2023 projections) and 4.4 per cent in 2024 (0.4 percentage points lower than its July 2023 projections). The Ministry also projects that China's economy will grow by 5.0 per cent in 2023, but forecasts 4.2 per cent growth in 2024, reflecting risks in China's real estate and labour markets.

In October 2023, Consensus projected that Japan's real GDP will grow by 1.9 per cent in 2023 (0.7 percentage points higher than its July 2023 projections) and 0.9 per cent in 2024 (0.1 percentage points lower than its July 2023 projections). In recognition of slower global economic growth, the Ministry projects that Japan's economy will grow by 1.8 per cent in 2023, and 0.7 per cent in 2024.

Europe

Economic activity in the euro zone slowed in the third quarter of 2023 compared to the previous quarter, largely due to monetary policy tightening. Annualized real GDP in the euro zone decreased by 0.4 per cent in the third quarter, following a 0.6 per cent increase in the second quarter. Compared to the previous quarter, the third quarter economic decline was led by a real GDP contraction in Germany, partially offset by increases in Spain and Belgium.

In September 2023, headline inflation eased to 4.3 per cent year-over-year, but was well above the European Central Bank's (ECB) 2 per cent target, with food prices continuing to be the main driver of euro area inflation. On October 26, 2023, the ECB maintained their policy interest rate at 4.0 per cent after nine straight interest rate increases that brought the rate to its highest level since 2000. Meanwhile, the ECB continues to keep options open for further rate increases in the future if appropriate.

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Economic Review and Outlook

Outlook

The October 2023 Consensus forecasted that euro zone real GDP will grow by 0.5 per cent in 2023 and 0.6 per cent in 2024. Consensus projections were unchanged for 2023 and 0.3 percentage points lower for 2024, compared to its July forecast. In recognition of the euro zone's restrictive monetary policy, the Ministry projects that the euro zone's economy will grow by 0.4 per cent in 2023, and 0.5 per cent in 2024.

Financial Markets

Interest Rates

Both the U.S. Federal Reserve (Fed) and the Bank of Canada (BoC) paused interest rate hikes in recent months after raising interest rates earlier in the year.

On November 1, 2023, the Fed held the target range for the federal funds rate steady at 5.25 to 5.50 per cent, following a similar pause in rate hikes in its previous policy meeting in September. The November pause partly reflected its view that U.S. economic activity had been expanding at a strong pace with job gains starting to moderate but remaining strong. However, with inflation staying elevated, the Fed stated that it would adjust its monetary policy stance if risks emerge and would continue to reduce its holdings of Treasury securities and agency debt and agency mortgage-backed securities.

The BoC maintained its overnight rate at 5.00 per cent at both its September and October interest rate policy announcements. The BoC's pauses on the policy interest rate hikes reflected its view that past interest rate hikes have resulted in subdued consumption and weaker demand for housing and durable goods, and has cooled business investment. However, the BoC also stated that the labour market remained tight with wage pressures persisting and progress toward price stability slow, noting that it would raise interest rates further if necessary.

In its Monetary Policy Report, released on October 25, 2023, the BoC projected that inflation would stay around 3.5 per cent until mid-2024, easing to approximately 2.5 per cent in the second half of 2024, and return to its target of 2 per cent in 2025. The October projection reflects a higher inflation outlook in the near-term compared to its July projection, where inflation was expected to remain around 3 per cent until mid-2024, gradually returning to the 2 per cent target by mid-2025.

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Economic Review and Outlook

Chart 2.14   Interest Rate Forecasts

Outlook

Both the U.S. Federal Reserve and the Bank of Canada anticipate that further interest rate hikes may be required if inflation persists, noting that adjustments to rates will be based on economic data.

Based on the average of six private sector forecasts as of October 11, 2023, the Ministry assumes that the U.S. federal funds rate will average 5.20 per cent in 2023 and 5.22 per cent in 2024. By comparison, the Bank of Canada's target for the overnight rate is expected to average 4.74 per cent in 2023 and 4.61 per cent in 2024.

The Canadian three-month Treasury bill interest rate is expected to average 4.81 per cent in 2023 and 4.52 per cent in 2024, according to the same six private sector forecasters. Meanwhile, the 10-year Government of Canada bond rate is assumed to average 3.42 per cent in 2023 and 3.46 per cent in 2024.

Table 2.4 Private Sector Canadian Interest Rate Forecasts

	3-month Treasury Bill		10-year Government Bond
Average annual interest rate (per cent)	2023	2024	2023	2024
BMO	4.81	4.91	3.46	3.64
CIBC	4.81	4.35	3.39	3.20
National Bank	4.80	4.47	3.39	3.22
RBC	4.81	4.64	3.43	3.53
Scotiabank	4.82	4.50	3.38	3.51
TD	4.81	4.22	3.47	3.66
Average (as of October 11, 2023)	4.81	4.52	3.42	3.46

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Economic Review and Outlook

Exchange Rate

During the first ten months of 2023, the Canadian dollar has been broadly stable against the US dollar, averaging 74.2 US cents and ranging between a low of 72.1 US cents and a high of 76.2 US cents. The fluctuations were partly due to changes in energy prices, as well as the market's perception of U.S. and Canada's economic growth forecasts.

Chart 2.15   Private Sector Expectations for the Canadian Dollar

* Based on the average of private sector forecasts. First Quarterly Report 2023 as of July 21, 2023 and Second Quarterly Report 2023 as of October 11, 2023.

Outlook

Based on the average of six private sector forecasters as of October 11, 2023, the Canadian dollar is expected to average 74.2 US cents in 2023 and 74.9 US cents in 2024.

Table 2.5 Private Sector Exchange Rate Forecasts

Average annual exchange rate (US cents/Canadian $)	2023	2024
BMO	74.3	76.4
CIBC	74.0	74.2
National Bank	74.0	72.2
RBC	74.0	73.1
Scotiabank	74.6	79.0
TD	74.1	72.6
Average (as of October 11, 2023)	74.2	74.9

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Table 2.6.1 Gross Domestic Product (GDP): British Columbia

			Forecast
	2021	2022	2023	2024
Gross Domestic Product at Market Prices:
– Real (chained 2017 $ billions)	311.1	322.9	326.1	328.6
(% change)	7.1	3.8	1.0	0.7
– Nominal (current prices, $ billions)	355.9	395.2	407.5	421.7
(% change)	15.8	11.0	3.1	3.5
– GDP price deflator (2017 = 100)	114.4	122.4	124.9	128.3
(% change)	8.1	7.0	2.1	2.7
Real GDP per person (chained 2017 $)	59,530	60,277	59,095	58,100
(% change)	6.0	1.3	-2.0	-1.7
Real GDP per employed person
(% change)	0.9	0.6	-0.4	0.1
Unit labour cost' (% change)	5.2	5.7	5.1	4.4

Components of Real GDP at Market Prices (chained 2017 $ billions)
Household expenditure on goods and services	192.4	200.1	202.5	206.8
(% change)	7.0	4.0	1.2	2.1
– Goods	79.9	78.3	77.4	77.7
(% change)	6.8	-2.0	-1.1	0.3
– Services	112.5	122.0	125.3	129.4
(% change)	7.2	8.5	2.7	3.3
NPISH[2] expenditure on goods and services	4.9	5.1	5.3	5.4
(% change)	3.3	3.6	2.9	2.6
Government expenditure on goods and services	58.1	60.5	61.7	59.8
(% change)	6.2	4.1	1.9	-3.0
Investment in fixed capital	87.0	85.1	88.4	90.3
(% change)	10.7	-2.1	3.8	2.2
Final domestic demand	342.6	350.7	357.8	362.4
(% change)	7.8	2.4	2.0	1.3
Exports of goods and services	113.8	121.1	119.1	119.2
(% change)	6.4	6.4	-1.6	0.1
Imports of goods and services	145.3	156.9	157.0	159.5
(% change)	8.8	8.0	0.0	1.6
Inventory change	1.0	9.3	0.0	0.1
Statistical discrepancy	0.1	0.1	0.0	0.0
Real GDP at market prices	311.1	322.9	326.1	328.6
(% change)	7.1	3.8	1.0	0.7

1 Unit labour cost is the nominal cost of labour incurred to produce one unit of real output.

2 Non-profit institutions serving households.

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Economic Review and Outlook

Table 2.6.2 Selected Nominal Income and Other Indicators: British Columbia

			Forecast
	2021	2022	2023	2024
Compensation of employees[1] ($ millions)	172,036	188,707	200,327	210,707
(% change)	12.7	9.7	6.2	5.2
Household income ($ millions)	305,540	326,447	348,419	363,024
(% change)	5.8	6.8	6.7	4.2
Net operating surplus ($ millions)	48,809	53,368	46,793	43,701
(% change)	35.1	9.3	-12.3	-6.6
Retail sales ($ millions)	104,653	107,889	108,652	111,033
(% change)	12.6	3.1	0.7	2.2
Housing starts (units)	47,607	46,721	47,362	42,942
(% change)	26.2	-1.9	1.4	-9.3
Residential sales ($ millions)	115,000	80,298	72,696	81,311
(% change)	57.4	-30.2	-9.5	11.8
Residential sales (units)	124,064	80,589	74,965	81,913
(% change)	32.9	-35.0	-7.0	9.3
Residential average sale price ($)	926,944	996,392	969,736	992,650
(% change)	18.5	7.5	-2.7	2.4
Consumer price index (2002 = 100)	136.1	145.5	151.3	155.4
(% change)	2.8	6.9	4.0	2.7

1Domestic basis; wages, salaries and employers' social contributions.

Table 2.6.3 Labour Market Indicators: British Columbia

			Forecast
	2021	2022	2023		2024
Population (thousands at July 1)	5,227	5,356	5,519	[a]	5,655
(% change)	1.0	2.5	3.0		2.5
Net migration (thousands)
– International1,[4]	73.9	142.2	174.1		125.7
– Interprovincial[4]	31.0	6.5	-4.8		-3.6
– Total	104.9	148.7	169.3		122.1
Labour force population[2] (thousands)	4,350	4,426	4,519		4,612
(% change)	1.2	1.7	2.1		2.1
Labour force (thousands)	2,852	2,881	2,940		2,979
(% change)	3.3	1.0	2.0		1.3
Participation rate[3] (%)	65.6	65.1	65.1		64.6
Employment (thousands)	2,664	2,748	2,786		2,804
(% change)	6.2	3.2	1.4		0.6
Unemployment rate (%)	6.6	4.6	5.2		5.9

1International migration includes net non-permanent residents and returning emigrants less net temporary residents abroad.

2 The civilian, non-institutionalized population 15 years of age and over.

3 Percentage of the labour force population in the labour force.

4 Components may not sum to total due to rounding.

aActual

56 |	Second Quarterly Report 2023/24

Economic Review and Outlook

Table 2.6.4 Major Economic Assumptions

			Forecast
	2021	2022	2023	2024
Real GDP
Canada (chained 2012 $ billions)	2,103	2,176	2,200	2,211
(% change)	5.0	3.4	1.1	0.5
U.S. (chained 2017 US$ billions)	21,408	21,822	22,280	22,459
(% change)	5.8	1.9	2.1	0.8
Japan (chained 2015 Yen trillions)	541	547	556	560
(% change)	2.2	1.0	1.8	0.7
China (constant 2010 US$ billions)	12,775	13,157	13,815	14,395
(% change)	8.4	3.0	5.0	4.2
Euro zone[1] (chained 2015 Euro billions)	11,349	11,738	11,785	11,844
(% change)	5.9	3.4	0.4	0.5
Industrial production index (% change)
U.S.	4.4	3.4	0.1	-0.5
Japan	5.6	0.1	-1.3	1.2
China	10.9	3.8	4.0	3.9
Euro zone[1]	8.9	2.3	-1.9	0.4
Housing starts (thousands)
Canada	271	262	230	210
(% change)	24.5	-3.4	-12.2	-8.7
U.S.	1,601	1,553	1,390	1,370
(% change)	16.0	-3.0	-10.5	-1.4
Japan	856	860	825	835
(% change)	5.0	0.4	-4.0	1.2
Consumer price index
Canada (2002 = 100)	141.6	151.2	157.1	161.3
(% change)	3.4	6.8	3.9	2.7
Canadian interest rates (%)
3-month treasury bills	0.12	2.30	4.81	4.52
10-year government bonds	1.36	2.77	3.42	3.46
United States interest rates (%)
3-month treasury bills	0.04	2.08	5.27	4.98
10-year government bonds	1.44	2.95	3.96	3.97
Exchange rate (US cents / Canadian $)	79.8	76.8	74.2	74.9
British Columbia goods and services
Export price deflator (% change)	17.1	14.5	-2.0	1.9

1Euro zone (20) is Austria, Belgium, Croatia, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia, and Spain.

Second Quarterly Report 2023/24	| 57

Economic Review and Outlook

Provincial Economic Accounts Update

Statistics Canada released its estimates of provincial annual GDP for 2022 on November 8, 2023.

In 2022, B.C.'s real GDP increased by 3.8 per cent, the fourth fastest growth among provinces (behind Saskatchewan, Alberta, and Ontario), following an increase of 7.1 per cent in 2021. Overall, the Canadian economy also increased by 3.8 per cent in 2022, following an increase of 5.3 per cent in 2021.

Chart 1 – Real GDP in Canadian provinces

Many of B.C.'s real GDP expenditure categories grew in 2022, led by increases in household spending on services, inventory investment, exports of services, and government spending, partly offset by higher imports and lower residential investment. Household final consumption expenditures increased by 4.0 per cent in 2022. The gains were led by an 8.5 per cent increase in household spending on services, partially offset by a 2.0 per cent decrease in household spending on goods. Overall, gross fixed capital investment declined by 2.1 per cent in 2022, mainly driven by decreases in investment in residential structures (-11.7 per cent) and machinery and equipment (-2.7 per cent). Government spending (Federal, Provincial, Local and Aboriginal) rose by 4.1 per cent in 2022. Exports of goods and services were up by 6.4 per cent in 2022. Total exports were outpaced by an increase in imports of goods and services, which rose by 8.0 per cent. Imports and exports of services rebounded in 2022, partly reflecting increased travel.

Chart 2 – B.C. GDP by Expenditure

Second Quarterly Report 2023/24	| 59

Economic Review and Outlook

Real GDP

Annual growth in B.C.'s real GDP from 2019 to 2022 is illustrated in Chart 3. The latest data incorporate historical revisions back to 2020. B.C.'s real GDP growth for 2021 was revised up to 7.1 per cent from 6.1 per cent, while the change in 2020 was minor.

Chart 3 – B.C. real GDP

Nominal GDP

Chart 4 depicts B.C.'s nominal GDP levels in recent years. Nominal GDP increased by $39.3 billion (or 11.0 per cent) in 2022, after increasing by $48.5 billion (or 15.8 per cent) in the previous year. Statistics Canada's latest release also incorporated historical revisions. The revised level of nominal GDP in 2021 is now estimated to be $355.9 billion, 1.5 per cent higher than the previous estimate of $350.6 billion.

Chart 4 – B.C. nominal GDP

60 |	Second Quarterly Report 2023/24

British Columbia

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SECOND QUARTERLY REPORT
NOVEMBER 2023